NORTH CENTRAL BANCSHARES, INC. Holding Company for First Federal Savings Bank OF IOWA 2010 ANNUAL REPORT

TABLE OF CONTENTS

MESSAGE OF THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER	3

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA	4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS	7

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	22

DIRECTORS AND MANAGEMENT OF THE COMPANY AND THE BANK	29

SHAREHOLDER INFORMATION	31

INDEX TO FINANCIAL STATEMENTS	34

This Annual Report to Shareholders contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations (including noninterest expense and availability of potential tax credits) and the business of North Central Bancshares, Inc. (the “Company”) that are subject to various factors which could cause actual results to differ materially from these estimates.  These factors include changes in general, economic and market conditions, the development of an interest rate environment that adversely affects the interest rate spread or other income anticipated from the Company’s operations and investments, changes in depositor preferences for financial products, competition, interest rate sensitivity and exposure to regulatory and legislative changes, and the other risks and uncertainties identified in the Risk Factors section of the Company’s Annual Report on Form 10-K.  The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

North Central Bancshares, Inc.
Holding Company for
First Federal Savings Bank of Iowa
825 Central Avenue
Fort Dodge, Iowa 50501
515-576-7531
www.firstfederaliowa.com

Branch Locations

Fort Dodge, Iowa	Fort Dodge, Iowa	Ames, Iowa	Nevada, Iowa
825 Central Avenue	201 South 25th Street	316 South Duff	404 Lincoln Highway
Fort Dodge, Iowa 50501	Fort Dodge, Iowa 50501	Ames, Iowa 50010	Nevada, Iowa 50201
515-576-7531	515-576-3177	515-232-4304	515-382-5408

Perry, Iowa	Ankeny, Iowa	Clive, Iowa	West Des Moines, Iowa
1111 – 141st Street	2110 SE Delaware Street	13150 Hickman Road	120 South 68th Street
Perry, Iowa 50220	Ankeny, Iowa 50021	Clive, Iowa 50325	West Des Moines, Iowa 50266
515-465-3187	515-963-4488	515-440-6300	515-226-0800

Burlington, Iowa	Burlington, Iowa	Mt. Pleasant, Iowa
1010 N. Roosevelt	321 North 3rd Street	102 South Main
Burlington, Iowa 52601	Burlington, Iowa 52601	Mt. Pleasant, Iowa 52641
319-754-6521	319-754-7517	319-385-8000

MESSAGE OF THE CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Dear Shareholders:

With continued gratitude for your support and interest, we report to you the operating results of North Central Bancshares, Inc. (“North Central Bancshares” or the “Company”) for the year ended December 31, 2010.  North Central Bancshares is the holding company for First Federal Savings Bank of Iowa (the “Bank”).

For the year ended December 31, 2010, North Central Bancshares reported net income of $1.71 million or $0.87 diluted earnings per common share.  The year 2010 proved to be another challenging one for the financial services industry.  The most serious and prolonged recession since the Great Depression has continued to impact many families and businesses in the Company’s market areas.  The Company’s financial results for 2010 were impacted by increased loan loss provisions and impairment costs due to the severe decline in residential and commercial real estate property values.

On a more positive note, we are very pleased with the success during 2010 in increasing the level of the Bank’s core deposits.   In late 2009, we introduced a Bank product known as F1Rst Perks Checking.  This extremely competitive high yield checking account continues to resonate with our customer base and is the cornerstone of our relationship pricing suite of products. In September 2010, the Bank introduced a new business banking suite of deposit and cash management products and services. As a result of these efforts, the Bank’s core deposits (checking, savings and money market deposits accounts) increased by over $40 million to a record level for the Bank.    In addition, record low mortgage interest rates fueled high home loan refinancing activity resulting in strong mortgage banking income for the Bank.

We look forward to the future but are deeply concerned with the increasing regulatory costs and burdens imposed by the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) on the banking industry.  In particular, the so-called Durbin Amendment to the Dodd-Frank Act has the potential to decrease up to 70% of debit card interchange revenue for community banks including the Bank.  We are currently evaluating the potential impact of the Dodd-Frank Act on our business, such as the costs of complying with the numerous new regulations and reporting requirements.

As ever, we are committed to our vision statement “To be the best bank in the communities we serve, as recognized by our customers, employees, shareholders and the community at large.”  As a key driver of our vision statement, our mission statement is “To relentlessly focus on our customers by working hard each and every day to exceed their expectations, thereby maximizing shareholder value.”  These vision and mission statements continue to guide the decisions we make now and in the future as we compete in the financial services sector.

With the support of our team members, directors, and the continuing confidence of our shareholders, we look forward to meeting the challenges of 2011.  As always, we remain committed to increasing shareholder value.

Sincerely,

/s/ David M. Bradley

David M. Bradley

Chairman, President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The selected consolidated financial and other data of North Central Bancshares set forth below is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

	At December 31,
	2010	2009	2008	2007	2006
	(In thousands)
Selected Consolidated Financial
Condition Data:
Total assets	$452,264	$455,011	$473,298	$510,193	$515,515
Cash (noninterest bearing)	7,041	8,961	9,718	9,394	7,592
Loans receivable (1)	340,607	382,026	406,166	450,344	452,536
Allowance for loan losses	(6,147)	(7,171)	(5,379)	(3,487)	(3,493)
Investment securities (2)	77,705	39,904	34,094	19,731	32,461
Deposits (3)	349,833	334,813	350,170	365,948	360,330
Borrowed funds	49,250	66,500	82,349	97,379	107,908
Total stockholders' equity	49,175	48,279	35,212	40,977	42,192

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands)
Selected Operating Data:
Interest income	$22,209	$24,899	$28,357	$31,119	$28,537
Interest expense	7,746	10,338	15,317	18,153	15,415
Net interest income	14,463	14,561	13,040	12,966	13,122
Provision for loan losses	4,091	2,450	2,240	655	240
Net interest income after
provision for loan losses	10,372	12,111	10,800	12,311	12,882
Noninterest income:
Fees and service charges	4,808	4,959	4,992	4,668	4,381
Abstract fees	637	929	1,006	991	1,223
Other income	2,298	2,411	1,627	1,820	1,507
Total noninterest income	7,743	8,299	7,625	7,479	7,111
Investment securities gains (losses):
Other-than-temporary-impairment losses	-	(23)	(6,049)	-	-
Realized securities gains (losses), net	8	363	(171)	-	-
Total securities gains (losses), net	8	340	(6,220)	-	-
Noninterest expense:
Compensation and employee benefits	7,615	7,364	7,365	7,699	7,223
Premises and equipment	1,895	1,879	1,776	1,573	1,500
Data processing	872	809	952	805	669
FDIC insurance expense	562	760	172	43	42
Foreclosed real estate impairment	479	518	432	-	60
Goodwill impairment	-	-	4,947	-	-
Other expenses	4,516	4,706	4,197	4,011	3,625
Total noninterest expense	15,939	16,036	19,841	14,131	13,119
Income (loss) before income taxes	2,184	4,714	(7,636)	5,659	6,874
Provision (benefit) from income taxes	478	1,525	(1,360)	1,658	2,062
Net income (loss)	$1,706	$3,189	$(6,276)	$4,001	$4,812
Less: preferred stock dividend and discount	529	515	-	-	-
Net income (loss) available to common stockholders	$1,177	$2,674	$(6,276)	$4,001	$4,812

	At or For the Year Ended December 31,
	2010	2009	2008	2007	2006
Key Financial Ratios and Other Data:

Performance Ratios: (%)
Net interest rate spread (difference between
average yield on interest-earning assets
and average cost of interest-bearing liabilities)	3.19%	3.13%	2.63%	2.40%	2.56%
Net interest margin (net interest income as a
percentage of average interest-earnings assets)	3.38	3.36	2.84	2.65	2.79
Return on average assets (net income divided
by average total assets)	0.37	0.69	(1.27)	0.77	0.96
Return on average equity (net income divided
by average equity)	3.47	6.79	(15.33)	9.53	11.24
Noninterest income to average assets	1.69	1.79	1.54	1.44	1.42
Efficiency ratio (4)	71.78	70.15	72.08	69.12	64.84
Noninterest expense to average assets	3.49	3.47	4.01	2.72	2.63

Financial Condition Ratios: (%) (5)
Equity to assets at period end	10.87	10.61	7.44	8.03	8.18
Tangible equity to tangible assets at
period end (6) (7)	10.74	10.48	7.31	7.01	7.17
Average shareholders' equity divided by
average total assets	10.76	10.16	8.28	8.09	8.57
Average tangible shareholders' equity divided
by average tangible total assets (6) (7)	10.62	10.04	7.23	7.09	7.53
Average interest-earning assets to average
interest-bearing liabilities	110.89	109.91	106.15	106.88	107.09

Asset Quality Ratios: (%) (5)
Nonaccrual loans to total net loans	3.46	3.83	1.00	0.53	0.13
Nonperforming assets to total assets (8)	3.57	3.54	1.95	0.97	0.20
Allowance for loan losses as a percent of total
loans receivable at end of period	1.80	1.87	1.32	0.77	0.77
Allowance for loan losses to nonaccrual loans	53.13	49.97	134.34	146.36	603.41

Per Share Data:
Book value per common share	$28.84	$28.24	$26.21	$30.56	$30.56
Tangible book value per common share (6)	28.34	27.74	25.71	26.37	26.49
Basic earnings (loss) per common share (9)	0.87	1.99	(4.69)	2.96	3.36
Diluted earnings (loss) per common share (10)	0.87	1.99	(4.69)	2.93	3.32
Dividends declared per common share	0.04	0.04	0.72	1.40	1.32
Dividend payout ratio	0.05	0.02	(0.15)	0.47	0.39

_______________________

(1)	Loans receivable represents total loans less discounts, loans in process, net deferred loan fees plus premiums.

(2)	Includes securities available-for-sale, Federal Home Loan Bank stock, investments in certificates of deposit and interest-bearing cash.

(3)	Includes brokered certificates of deposits of $558,000, $601,000, $15.6 million, $23.6 million, and $30.4 million for the years ended December 31, 2010, 2009, 2008, 2007, and 2006, respectively.

(4)
Efficiency ratio represents noninterest expense, excluding goodwill impairment, divided by the sum of net interest income before provision for loan losses plus noninterest income, excluding provision for impairment of securities and gain/(loss) on sale of investments.

(5)
Financial Condition and Asset Quality Ratios are end of period ratios.  With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

(6)
Tangible equity consists of stockholders’ equity less goodwill and title plant.  Title plant was $672,000 for the years ended December 31, 2010, 2009, 2008, 2007 and 2006.  Goodwill was $4.9 million for the years ended December 31, 2007 and 2006.

(7)
Tangible assets consist of total assets less goodwill and title plant.  Title plant was $672,000 for the year ended December 31, 2010, 2009, 2008, 2007 and 2006.  Goodwill was $4.9 million for the years ended December 31, 2007 and 2006.

(8)           Nonperforming assets consists of nonaccrual loans, loans 90 days past due and still accruing interest and foreclosed real estate.

(9)
Basic earnings per common share information is calculated by dividing net income by the weighted average number of common shares outstanding.  The weighted average number of common shares outstanding for basic earnings per common share computation for 2010, 2009, 2008, 2007, and 2006 were 1,346,949, 1,342,320, 1,339,388, 1,353,399, and 1,429,912, respectively.

(10)
Diluted earnings per common share information is calculated by dividing net income by the weighted average number of common shares outstanding, adjusted for the effect of dilutive potential common shares outstanding which consists of stock options granted, common stock warrants  and unvested restricted stock.  The weighted average number of common shares outstanding for diluted earnings per common share computation for 2010, 2009, 2008, 2007, and 2006 were 1,352,642, 1,346,453, 1,339,388, 1,367,295, and 1,448,857, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

North Central Bancshares, Inc. (the “Company”), an Iowa corporation, is the holding company for First Federal Savings Bank of Iowa (the “Bank”), a federally-chartered savings bank.  The principal business of the Company consists of the operation of its wholly-owned subsidiary, the Bank.

The profitability of the Company depends primarily on its level of net interest income, which is the difference between interest earned on the Company’s interest-earning assets, consisting primarily of loans and investment securities, and the interest paid on interest-bearing liabilities, which primarily consist of deposits and borrowed funds in the form of advances from the Federal Home Loan Bank of Des Moines (the “FHLB”). Net interest income is a function of the Company’s interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company’s net income (loss) is affected by its level of noninterest income which primarily consists of service fees and charges, abstract fees, mortgage banking income and other income, and noninterest expense, which primarily consists of compensation and employee benefit expenses, premises and equipment, insurance assessments paid to the Federal Deposit Insurance Corporation (“FDIC”), data processing and other expenses.  Net income (loss) also is affected significantly by general, economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which are events beyond the control of the Company.

Executive Overview

The purpose of this overview is to provide a summary of the items management focuses on when evaluating the condition of the Company and our success in implementing our business and shareholder value strategies. The Company’s business strategy is to operate the Bank as a well-capitalized, profitable and independent community-oriented savings bank.  Our shareholder value strategy has three major themes: (1) enhancing our shareholders’ value; (2) making our banking franchise more valuable; and (3) efficiently utilizing our capital.

Management believes the following factors had the most significant impact on our ability to achieve these goals in 2010:

•
During 2010, the economy began to show signs of recovery, as evidenced by an increase in consumer spending and stabilization of the labor market, the housing sector, and financial markets. However, unemployment levels remained elevated, real estate values remained depressed and demand for housing continued to be weak, due to distressed sales and tightened lending standards.

•
Loans amounted to $341.2 million and $383.2 million as of December 31, 2010 and 2009. The loan portfolio decreased 11.0% during the year. The decline in the loan portfolio is primarily the result of a decrease in loan volume due to a weakening in demand for new loans as payments and prepayments exceeded originations in most loan categories and the Company’s curtailment of out of state lending during this period. An increase in volume of residential mortgage refinancing activity from current borrowers, due to record low longer term mortgage interest rates, also contributed to the decrease in the size of the Company’s loan portfolio as borrowers refinanced into longer term fixed-rate mortgage loans which the Company generally sells in the secondary market. Future opportunities for out of state lending for commercial real estate and multifamily real estate may be considered by the Company on a limited basis.

•
Nonperforming assets remained at $16.1 million at December 31, 2010, consistent with December 31, 2009.  The balance of nonperforming assets continues to remain at historically high levels due to continued elevated levels of unemployment coupled with the decline in real estate values, particularly in some of the states in which we have purchased loans.  The Bank has recorded a provision for loan losses of $4.1 million during the year ended December 31, 2010, due to increases in certain factors of our general valuation allowance model and specific impairments, both primarily related to nonresidential commercial real estate and land development loans.  The Company continues to monitor its loan portfolio with the objective of minimizing defaults or write-downs. Despite these actions, the possibility of additional losses in loans and losses in the value of real estate owned can not be eliminated.

•
Interest-bearing demand deposits increased $39.2 million for the year ended December 31, 2010, primarily as a result of the Company’s promotion of F1Rst Perks Checking, a new high yield checking product offering, and the promotion of commercial business checking products.

•
Capital remains strong with average stockholders equity as a percentage of average total assets increasing to 10.8% at December 31, 2010 from 10.2% at December 31, 2009. The Bank continues to be considered “well capitalized” under regulatory capital requirements with a total risk based capital ratio of 16.5% at December 31, 2010.

•	The Company has increased liquidity with the investment of funds in securities available-for-sale and investments in certificates of deposits.

Business Strategy

As described above, the Company’s current business strategy is to operate the Bank as a well-capitalized, profitable and independent community-oriented savings bank. Generally, the Company has sought to implement this strategy primarily by using deposits and advances from the FHLB as its source of funds and maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate, multifamily real estate and commercial real estate located both inside and outside the Company’s market area, consumer and other loans and other liquid investment securities. Specifically, the Company’s business strategy incorporates the following elements: (1) operating the Bank as a community-oriented financial institution, maintaining a strong core customer base by providing dedicated service to the individual consumer; (2) improving asset quality while continuing to emphasize investment in residential mortgage, multifamily and commercial real estate loans and consumer loans; (3) emphasizing growth in core retail and commercial deposits, which includes demand deposit, money market and savings accounts; (4) maintaining capital in excess of regulatory requirements; (5) managing interest rate risk exposure; (6) increasing liquidity; and (7) increasing noninterest income through items such as fees and service charges.

Highlights of the Company’s business strategy are as follows:

Community-Oriented Institution. The Company is committed to meeting the financial needs of the communities in which it operates. Based in part on its participation in several different programs designed to facilitate residential lending to low- and moderate-income households, the Bank has received an “Outstanding” as its most recent Community Reinvestment Act rating.

Retail Deposit Base. In 2010, the Company had eleven offices located in the following Iowa communities: Fort Dodge (two locations), Ames, Nevada, Perry, Ankeny, Clive, West Des Moines, Burlington (two locations) and Mount Pleasant.  At December 31, 2010, 57.4% of the deposit base, or $200.7 million, consisted of core deposits, which included money market accounts, savings accounts, interest-bearing demand accounts, and noninterest-bearing demand accounts. This represents an increase of 26.3%, or $41.8 million from December 31, 2009. Core deposits are generally considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings.  The Company continues to emphasize growth in core deposits.

Asset Quality and Emphasis on Residential Mortgage Lending.  The Company has historically emphasized residential real estate financing. The Company expects to continue its commitment to financing the purchase, construction or improvement of residential real estate in its market areas.  At December 31, 2010, 31.2% of the Company’s total assets consisted of one- to four-family residential first mortgage loans.  To supplement local mortgage loan originations and to diversify its mortgage loan portfolio geographically, the Company has originated or purchased loans in the secondary mortgage market, with an emphasis on multifamily and commercial real estate loans, secured by properties outside the State of Iowa.  At December 31, 2010, the Company’s portfolio of loans which were either originated or purchased by the Company and secured by properties outside the State of Iowa totaled $91.5 million and consisted of $7.3 million in one- to four-family residential mortgage loans, or 2.2%, $42.2 million in multifamily real estate loans, or 12.4%, $39.1 million in commercial real estate loans, or 11.5%, and $2.8 million in construction and land development loans, or 0.8%, of the Company’s total gross loan portfolio.  The Company also invests in obligations of local, state and U.S. government agencies, mortgage-backed securities, collateralized mortgage obligations, corporate bonds, certificates of deposit, interest-earning deposits and FHLB stock.

Generally, the yield on mortgage loans originated or purchased by the Company is greater than that of securities purchased by the Company.  Economic conditions and weak loan demand have resulted in diminished lending opportunities. As a result, the Company has increased its investment in securities which has strengthened liquidity, but also put pressure on net interest margins.  The increase in investments was primarily attributed to collateralized mortgage obligations, all of which were issued by government sponsored agencies.

Increasing Noninterest Income.  The Company has attempted to increase its level of noninterest income from both new and traditional lines of business to supplement net interest income.  The Company generally increases noninterest income by emphasizing growth in core deposit accounts.  During the years ended December 31, 2010 and 2009, fees and service charges relating to core deposits totaled $4.8 million and $4.7 million, respectively.  The Company also maintains its noninterest income through emphasizing growth in mortgage banking income, annuity and mutual fund sales, and insurance sales.  In addition, the Company currently owns abstract companies in Webster and Boone counties in Iowa, through First Iowa Title Services, Inc. (“First Iowa”), the Bank’s wholly-owned subsidiary.  The abstract business performed by First Iowa replaces the function of a title insurance company.  Noninterest income from First Iowa’s business for the year ended December 31, 2010 declined to $637,000 compared to $929,000 for 2009.  First Iowa’s fee income is impacted by the volume of mortgage lending activity in the marketplace and increases in competition.

Liquidity and Interest Rate Risk Management.  Management seeks to manage the Company’s interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread. At December 31, 2010, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $147.8 million, representing a one-year gap to total assets ratio of -32.7%, compared to -48.9% at December 31, 2009.  To manage the Company’s interest rate exposure, the Company has historically originated five year and seven year fixed-rate mortgage loans that convert to adjustable rates at the conclusion of their initial term and have overall maturities of up to 30 years, and originates adjustable rate home equity lines of credit and short-term consumer loans. The Company also manages its interest rate risk and liquidity by investing in mortgage-backed, municipal and agency bond securities and collateralized mortgage obligations.  In addition, the Company generally sells all fixed-rate one- to four-family residential loans with maturities of greater than 15 years.  See “Discussion of Market Risk - Interest Rate Sensitivity Analysis” below for additional information.  As described below, the Company also participated in a U.S. Treasury (“Treasury”) program known as the Troubled Asset Relief Program Capital Purchase Program (“TARP CPP”) and issued $10.2 million in preferred stock and related common stock warrants to the Treasury in January 2009.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the disclosures included elsewhere in this report, are based on the Company’s audited consolidated financial statements.  These statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  The financial information contained in these statements is, for the most part, based on approximate measures of the financial effects of transactions and events that have already occurred.  However, the preparation of these statements requires management to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

The Company’s accounting policies are described in the “Notes to Consolidated Financial Statements” of the Company’s audited consolidated financial statements.  Based on its consideration of accounting policies that involve the most complex and subjective estimates and judgments, management has identified its most critical accounting policies to be those related to the allowance for loan losses and asset impairment judgments.

The allowance for loan losses is established through a provision for loan losses charged to expense.  Loans are charged against the allowance for loan losses when management believes that collectability of the principal is unlikely.  The Company has policies and procedures for evaluating the overall credit quality of its loan portfolio, including timely identification of potential problem credits.  On a quarterly basis, management reviews the appropriate level for the allowance for loan losses, incorporating a variety of risk considerations, both quantitative and qualitative.  Quantitative factors include the Company’s historical loss experience, delinquency and charge-off trends, collateral values, known information about individual loans and other factors.  Qualitative factors include the general economic environment in the Company’s market area and the expected trend of those economic conditions.  To the extent that actual results differ from forecasts and management’s judgment, the allowance for loan losses may be greater or less than future charge-offs.

Asset impairment judgments include evaluating the decline in fair value of available-for-sale securities below their cost.  Declines in fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the lack of intent of the Company to sell the security or whether it is more-likely-than-not that the Company will be required to sell the security before its anticipated recovery.

Asset impairment judgements also include evaluation of fair value of foreclosed real estate.  Foreclosed real estate is initially recorded at fair value less estimated selling costs.  Subsequently it is carried at the lower of cost or fair value less estimated selling costs.  Fair value is estimated through current appraisals or lising prices.  Estimated fair values may be adjusted by management to reflect current economic and market conditions.

Comparison of Financial Condition as of December 31, 2010 and December 31, 2009

	December 31,	December 31,
	2010	2009	Change	Change %

Cash and cash equivalents	$20,603,808	$21,766,170	$(1,162,362)	-5.3%
Investments in certificates of deposit	12,689,000	-	12,689,000	100.0%
Securities available-for-sale	48,435,771	23,175,201	25,260,570	109.0%
Loans receivable, net	334,460,567	374,854,993	(40,394,426)	-10.8%
Other assets	36,074,520	35,214,595	859,925	2.4%

Total assets	$452,263,666	$455,010,959	$(2,747,293)	-0.6%

Non-interest bearing DDA	$19,089,162	$16,184,866	$2,904,296	17.9%
Interest bearing DDA	116,865,788	77,694,324	39,171,464	50.4%
Savings accounts	30,713,715	28,865,675	1,848,040	6.4%
Money market accounts	33,999,781	36,095,478	(2,095,697)	-5.8%
Certificates of deposit	148,606,655	175,371,233	(26,764,578)	-15.3%
Certificates of deposit - brokered	557,803	601,484	(43,681)	-7.3%

Total deposits	$349,832,904	$334,813,060	$15,019,844	4.5%

Borrowed funds	$49,250,000	$66,500,000	$(17,250,000)	-25.9%

Total stockholders' equity	$49,175,290	$48,278,818	$896,472	1.9%

Total assets decreased $2.7 million, or 0.6%, to $452.3 million at December 31, 2010, from $455.0 million at December 31, 2009.  The decrease in assets consisted primarily of a decrease in net loans receivable, offset in part by an increase in securities available-for-sale and investments in certificates of deposit.

Total loans receivable, net, decreased primarily due to payments and prepayments of $99.8 million and sales of loans of $50.4 million during the year ended December 31, 2010.  The Company sells substantially all of the fixed-rate loans with maturities of more than 15 years to participants in the secondary mortgage market to reduce interest rate risk.  These payments and sales of loans were offset in part by the origination of $71.2 million in first mortgage loans secured by one-to-four family residences, the origination of $9.4 million in first mortgage loans secured by commercial real estate, the origination of $4.1 million in first mortgage loans secured by multifamily residences and the origination of $16.9 million in second mortgage loans during the year ended December 31, 2010.  The decrease in cash and cash equivalents was primarily due to purchases of securities available-for-sale and investments in certificates of deposit.  Purchases of securities available-for-sale amounting to $40.6 million for the year ended December 31, 2010 were offset in part by payments and maturities of $14.8 million.  Purchases of investments in certificates of deposits of other financial institutions, which amounted to $16.7 million, were partially offset by maturities of $4.0 million during the year ended December 31, 2010.  The increase in securities available-for-sale and investments in certificates of deposit were primarily funded by loan repayments that exceeded loan originations, increases in deposits and utilization of cash balances.

The increase in deposits was primarily a reflection of increases in interest bearing deposits, savings accounts and noninterest-bearing deposits, offset in part by decreases in certificates of deposits and money market accounts.  Interest bearing demand deposits increased primarily due to the Company’s promotion of F1Rst Perks Checking, which is a new high yield checking account introduced in late 2009 that offers a higher interest rate based on certain transactional activity, and the promotion of business commercial checking accounts. The decline in certificates of deposit was a result of pricing in the market place as the Bank’s need for longer term funding was diminished in 2010 based on loan demand and excess cash position.  Borrowings decreased due to normal repayment of borrowings resulting from maturities, offset by new FHLB advances of $7.3 million.

Total stockholders’ equity increased primarily due to earnings for the year of $1.7 million, offset in part by stock based compensation of $57,000, common and preferred stock dividends declared to stockholders amounting to $564,000 and a decrease in the market value of the investment portfolio, of approximately $300,000 net of tax.

Comparison of Financial Condition as of December 31, 2009 and December 31, 2008

	December 31,	December 31,
	2009	2008	Change	Change %

Cash and cash equivalents	$21,766,170	$16,281,644	$5,484,526	33.7%
Securities available-for-sale	23,175,201	22,837,968	337,233	1.5%
Loans receivable, net	374,854,993	400,786,505	(25,931,512)	-6.5%
Other assets	35,214,595	33,391,719	1,822,876	5.5%

Total assets	$455,010,959	$473,297,836	$(18,286,877)	-3.9%

Non-interest bearing DDA	16,184,866	$15,201,731	$983,135	6.5%
Interest bearing DDA	77,694,324	57,876,885	19,817,439	34.2%
Money market accounts	36,095,478	34,227,782	1,867,696	5.5%
Savings accounts	28,865,675	26,127,907	2,737,768	10.5%
Certificates of deposit	175,371,233	201,118,945	(25,747,712)	-12.8%
Certificates of deposit - brokered	601,484	15,616,675	(15,015,191)	-96.1%

Total deposits	$334,813,060	$350,169,925	$(15,356,865)	-4.4%

Borrowed funds	$66,500,000	$82,348,915	$(15,848,915)	-19.2%

Total stockholders' equity	$48,278,818	$35,212,143	$13,066,675	37.1%

Total assets decreased $18.3 million, or 3.9%, to $455.0 million at December 31, 2009 from $473.3 million at December 31, 2008.  The decrease in assets consisted primarily of a decrease in net loans receivable and deferred taxes, offset in part by an increase in cash and cash equivalents and securities available-for-sale, and the effect of a prepaid FDIC assessment.

Total loans receivable, net, decreased by $25.9 million, or 6.5%, to $374.9 million at December 31, 2009 from $400.8 million at December 31, 2008, primarily due to payments and prepayments of $105.1 million and sales of loans of $69.6 million during the year ended December 31, 2009.  The Company sells substantially all of the fixed-rate loans with maturities of 15 years or more it originates to participants in the secondary mortgage market to reduce interest rate risk.  These payments and sales of loans were offset in part by the origination of $91.8 million in first mortgage loans secured by one-to-four family residences, the origination of $8.2 million in first mortgage loans secured by commercial real estate, the origination of $2.3 million in first mortgage loans secured by multifamily residences; the origination of $23.6 million in second mortgage loans, and the purchase of first mortgage loans secured by one-to-four family residences, multifamily residences and commercial real estate amounting to $14.8 million during the year ended December 31, 2009.  Cash and cash equivalents increased $5.5 million, or 33.7%, to $21.8 million at December 31, 2009 from $16.3 million at December 31, 2008.  The increase in cash and cash equivalents was primarily due to loan payments, prepayments and loan sales.  Securities available-for-sale increased $337,000, or 1.5%, to $23.2 million at December 31, 2009 from $22.8 million at December 31, 2008.  The increase in securities available-for-sale was primarily due to the purchase of U.S. government agency bonds and municipal bonds offset in part by maturities and sales of mortgage backed securities.

Deposits decreased $15.4 million, or 4.4%, to $334.8 million at December 31, 2009 from $350.2 million at December 31, 2008, primarily reflecting a decrease in certificates of deposit, offset by increases in demand account, money market and savings account balances.  For the year ended December 31, 2009, brokered certificates of deposit decreased by $15.0 million, to $601,000, compared to $15.6 million at December 31, 2008. Borrowed funds, primarily in the form of FHLB advances, decreased $15.8 million, or 19.2%, to $66.5 million at December 31, 2009 from $82.3 million at December 31, 2008.

Total stockholders’ equity increased $13.1 million, or 37.1%, to $48.3 million at December 31, 2009 from $35.2 million at December 31, 2008.  This increase was primarily due to the investment by the Treasury of $10.2 million pursuant to the terms of an agreement entered into between the Company and the Treasury under the TARP CPP.  Additionally, net income of $3.2 million, a $74,000 increase in the market value of the investment portfolio, net of tax, and stock options exercised for $30,000 and $60,000 of employee stock-based compensation, were partially offset by declared dividends on common and preferred stock of $487,000.

Comparison of Results of Operations for the Years Ended December 31, 2010 and 2009

Net Income.  Net income decreased by $1.5 million to $1.7 million for the year ended December 31, 2010, compared to $3.2 million for the year ended December 31, 2009.  The decrease in net income was primarily due to an increase in provision for loan losses and a decrease in noninterest income and gain on securities, offset in part by a decrease in net interest income, noninterest expense and the provision for income taxes.

Net Interest Income.  The following table sets forth certain information relating to the Company’s average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid.  Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.  For purposes of this table, average balances were computed on a monthly basis.

Average Balance Sheet for the Years Ended December 31, 2010 and 2009

	2010			2009
	Average		Average	Average		Average
	Balance	Interest	Yield/Rate	Balance	Interest	Yield/Rate
Assets:
Interest-earning assets:
Loans	$359,889,682	$20,951,183	5.82%	$394,749,068	$23,814,290	6.03%
Securities available-for-sale	48,598,982	1,216,930	2.50%	28,986,405	1,070,874	3.69%
Interest-bearing cash	18,741,601	40,502	0.22%	8,540,974	13,521	0.16%
Total interest-earning assets	$427,230,265	$22,208,615	5.20%	$432,276,447	$24,898,685	5.76%
Noninterest-earning assets	30,034,015			29,942,314
Total assets	$457,264,280			$462,218,761

Liabilities and Equity:
Interest-bearing liabilities:
Demand deposit and money market savings	$131,360,683	$972,308	0.74%	$97,818,678	$468,416	0.48%
Savings	30,426,215	53,479	0.18%	28,482,799	54,959	0.19%
Certificates of Deposit	166,930,171	4,288,145	2.57%	192,551,764	6,278,631	3.26%
Borrowed funds	56,551,414	2,432,282	4.30%	74,437,952	3,535,522	4.75%
Total interest-bearing liabilities	$385,268,483	$7,746,214	2.01%	$393,291,193	$10,337,528	2.63%
Noninterest-bearing liabilities	22,811,625			21,927,472
Total liabilities	$408,080,108			$415,218,665
Equity	49,184,172			47,000,096
Total liabilities and equity	$457,264,280			$462,218,761

Net interest income		$14,462,401			$14,561,157

Net interest rate spread			3.19%			3.13%
Net interest margin			3.38%			3.36%

Ratio of average interest-earnings assets to
average interest-bearing liabilities			110.89%			109.91%

    Fluctuations in net interest income can result from the combination of changes in the balances of asset and liability categories and changes in interest rates. Interest rates earned and paid are also affected by the general economic conditions, particularly changes in market interest rates, and by competitive factors, government policies, and the actions of regulatory authorities. Net interest income before provision for loan losses decreased by $99,000, or 0.7%, to $14.5 million for the year ended December 31, 2010, from $14.6 million for the year ended December 31, 2009.  The decrease was primarily due to a decrease in the average balance of interest-earning assets, offset in part by an increase in net interest spread (i.e., the difference in the average yield on assets and average cost of liabilities) and a decrease in the average balance of interest-bearing liabilities.  The interest rate spread increased to 3.19% for the year ended December 31, 2010, from 3.13% for the year ended December 31, 2009.

The increase in interest rate spread reflects a decrease in cost of funds, offset in part by a decrease in the yield on interest-earning assets.  The decrease in the average yield of interest-earning assets in 2010 compared to 2009 was primarily a result of loan and security principal repayments being reinvested at lower market rates and a shift in reinvestment into the securities portfolio as loan demand declined in 2010.  The decrease in average cost of interest-bearing liabilities in 2010 compared to 2009 was primarily a result of the maturities of higher rate certificates of deposits and borrowed funds that were not replaced or were replaced with lower cost deposits.

Provision for Loan Losses.  The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, a review of classified loans, a realistic determination of value and adequacy of underlying collateral, levels and trends of loan categories, industry standards, past due loans, economic conditions, the volume and type of loans in the Company’s portfolio, and other factors related to the collectability of the Company’s loan portfolio. The Company’s provision for loan losses was $4.1 million and $2.5 million for the years ended December 31, 2010 and 2009, respectively, representing an increase of $1.6 million, or 67.0%.  The increase in provision for loan losses for the year was primarily a result of continuing challenging economic conditions negatively impacting the construction and land development, commercial real estate, and consumer sectors. The provision for loan losses was significantly impacted by further deterioration of the values of the underlying collateral of impaired loans, as confirmed by updated appraisals.  Net charge-offs were $5.1 million for the year ended December 31, 2010, compared to $659,000 for the year ended December 31, 2009.  In 2010, $3.5 million of net charge-offs related to construction and land development loans.  Significant charge-off activity and other credit risk factors also impacted the general portion of the allowance for loan losses and related provision during the year ended December 31, 2010.  These factors included past due trends, levels of nonperforming assets, and extended economic stresses such as continued high unemployment levels.

    Management believes that the allowance for loan losses is adequate as of December 31, 2010.  While management estimates loan losses using the best available information, such as independent appraisals for significant collateral properties, no assurance can be made that future adjustments to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans, and other factors, both within and outside of management’s control.

Noninterest Income.  The following table shows the changes in the components of noninterest income.

	Year Ended December 31,
	2010	2009	Change	Change %
Noninterest income:
Fees and service charges	$4,772,904	$4,708,225	$64,679	1.4%
Abstract fees	636,782	929,279	(292,497)	-31.5%
Mortgage banking income	965,769	975,481	(9,712)	-1.0%
Loan prepayment fees	35,563	250,118	(214,555)	-85.8%
Other income:
Increase in CSV - BOLI	244,183	249,810	(5,627)	-2.3%
Investment and Insurance sales	637,822	772,575	(134,753)	-17.4%
Foreclosed real estate net earnings (loss)	(195,388)	(79,743)	(115,645)	145.0%
Rental income	484,725	480,050	4,675	1.0%
All other	160,617	12,791	147,826	1155.7%
Total other income	1,331,959	1,435,483	(103,524)	-7.2%

Total noninterest income	$7,742,977	$8,298,586	$(555,609)	-6.7%

Total noninterest income decreased $556,000, or 6.7%, to $7.7 million for the year ended December 31, 2010, from $8.3 million for the year ended December 31, 2009. Abstract fees decreased due to additional competition in our market and alternative products available to lenders. Loan prepayment fees also decreased due to a decline in volume of commercial real estate loans that had prepayment fees associated with paying off the loan prior to maturity. Mortgage banking income decreased slightly due to lower mortgage loan demand compared to the prior year.  The Company expects future mortgage refinancing activity to decline which will impact future mortgage banking income.  Other income decreased for the year due to a decrease in the volume of sales of insurance and annuities and an increase in net losses and expenses related to foreclosed real estate.  These were offset in part by a $90,000 recovery of an uninsured deposit balance maintained at an institution that failed in 2008 which had previously been written-off.  The Dodd-Frank Act raised the standard maximum deposit insurance amount from $100,000 to $250,000 retroactive to January 1, 2008, resulting in the recovery. Fees and service charges increased due to an increase in debit card interchange fees associated with demand deposit accounts, offset in part by a decrease in overdraft fees.  The Company expects future income from debit card interchange fees to be negatively impacted by new regulations resulting from the Dodd-Frank Act.

Securities Gains/(Losses). The following table shows the changes in the components of securities gains/losses.

	Year Ended December 31,
	2010	2009	Change	Change %

Investment securities gains, net:
Total other-than-temporary impairment losses	$-	$(23,343)	$23,343	100.0%
Portion of loss recognized in other comprehensive
income (loss) before taxes	-	-	-	-
Net impairment losses recognized in earnings	-	(23,343)	23,343	100.0%
Realized securities gains, net	7,652	362,560	(354,908)	97.9%
Total securities gains, net	$7,652	$339,217	$(331,565)	97.7%

Total securities gains decreased by $332,000, or 97.7%, to $8,000 for the year ended December 31, 2010, compared to $339,000 for the year ended December 31, 2009. There were no other-than-temporary impairment charges recognized in 2010, compared to $23,000 of other-than-temporary impairment charges recognized in 2009 related to a mortgage bond mutual fund investment.  The realized security gain in both periods was related to the sale of the mortgage bond mutual fund investment that the Company no longer holds.

Noninterest Expense. The following table shows the changes in the components of noninterest expense.

	Year Ended December 31,
	2010	2009	Change	Change %
Noninterest expense:
Compensation and employee benefits	$7,614,858	$7,364,215	$250,643	3.4%
Premises and equipment	1,894,850	1,878,967	15,883	0.8%
Data processing	871,816	809,416	62,400	7.7%
FDIC insurance expense	561,990	759,734	(197,744)	-26.0%
Foreclosed real estate impairment	479,045	518,136	(39,091)	-7.5%
Other expense:
Advertising and promotions	366,681	511,567	(144,886)	-28.3%
Professional fees	615,313	772,602	(157,289)	-20.4%
Printing, postage, and supplies	442,916	441,802	1,114	0.3%
Checking account charges	335,364	370,229	(34,865)	-9.4%
Insurance	166,783	167,613	(830)	-0.5%
OTS general assessment	127,248	129,935	(2,687)	-2.1%
Telephone	155,501	148,215	7,286	4.9%
Apartment operating costs	347,492	344,438	3,054	0.9%
Employee costs	208,154	165,926	42,228	25.4%
ATM expense	623,188	576,693	46,495	8.1%
All other	1,128,006	1,075,556	52,450	4.9%
Total other expense	4,516,646	4,704,576	(187,930)	-4.0%

Total noninterest expense	$15,939,205	$16,035,044	$(95,839)	-0.6%

Total noninterest expense decreased $96,000, or 0.6%, to $15.9 million for the year ended December 31, 2010, from $16.0 million for the year ended December 31, 2009.  The decrease was primarily related to decreases in FDIC insurance expense, foreclosed real estate impairment and other expenses, offset by increases in compensation and employee benefits, premise maintenance costs and equipment and data processing.  FDIC insurance expense decreased in 2010 due to the FDIC special assessment of $210,000 that was paid on September 30, 2009.  There were no FDIC special assessments in 2010.  Foreclosed real estate impairments resulted from further deterioration in the value of the properties held in foreclosed real estate, as indicated by updated appraisal information.  Foreclosed real estate is subject to annual appraisals.  Other expenses decreased primarily due to decreases in professional fees and advertising and promotions.  The decrease in professional fees for the year was due to a decrease in nonrecurring consulting fees and legal fees.  Compensation and employee benefits increased due to normal salary increases and increases in pension plan and insurance expense for employees.

Income Taxes.  Provision for income taxes decreased $1.0 million, or 68.7%, to $478,000 for the year ended December 31, 2010, compared to $1.5 million for the year ended December 31, 2009.  The decrease in income taxes was primarily due to a decrease in income before income taxes and an increase in eligible low income housing tax credits.

Comparison of Results of Operations for the Years Ended December 31, 2009 and 2008

Net Income (Loss).  The Company recorded net income of $3.2 million for the year ended December 31, 2009, which represents an increase of $9.5 million, or 150.8%, compared to a net loss of $6.3 million for the year ended December 31, 2008.  Net income (loss) is primarily dependent on net interest income, provision for loan losses, noninterest income, noninterest expense and income tax expense.  The increase in net income for 2009 was primarily due to decreases in other-than-temporary impairment charges and impairment on goodwill compared to the same period in 2008.

Net Interest Income. The following table sets forth certain information relating to the Company’s average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid.  Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.  For purposes of this table, average balances were computed on a monthly basis.

Average Balance Sheet for the Years Ended December 31, 2009 and 2008

	2009			2008
	Average		Average	Average		Average
	Balance	Interest	Yield/Rate	Balance	Interest	Yield/Rate
Assets:
Interest-earning assets:
Loans	$394,749,068	$23,814,290	6.03%	$428,966,747	$27,225,835	6.33%
Securities available-for-sale	28,986,405	1,070,874	3.69%	22,757,876	990,909	4.35%
Interest-bearing cash	8,540,974	13,521	0.16%	7,031,819	140,060	1.99%
Total interest-earning assets	$432,276,447	$24,898,685	5.76%	$458,756,442	$28,356,804	6.17%
Noninterest-earning assets	29,942,314			35,557,161
Total assets	$462,218,761			$494,313,603

Liabilities and Equity:
Interest-bearing liabilities:
Demand deposit and money market savings	$97,818,678	$468,416	0.48%	$93,061,631	$891,364	0.96%
Savings	28,482,799	54,959	0.19%	25,602,182	75,974	0.30%
Certificates of Deposit	192,551,764	6,278,631	3.26%	223,274,615	9,797,052	4.39%
Borrowed funds	74,437,952	3,535,522	4.75%	90,249,923	4,552,257	5.04%
Total interest-bearing liabilities	$393,291,193	$10,337,528	2.63%	$432,188,351	$15,316,647	3.54%
Noninterest-bearing liabilities	21,927,472			21,180,290
Total liabilities	$415,218,665			$453,368,641
Equity	47,000,096			40,944,962
Total liabilities and equity	$462,218,761			$494,313,603

Net interest income		$14,561,157			$13,040,157

Net interest rate spread			3.13%			2.63%
Net interest margin			3.36%			2.84%

Ratio of average interest-earnings assets to
average interest-bearing liabilities			109.91%			106.15

Interest Income.  Interest income decreased by $3.5 million, or 12.2%, to $24.9 million for the year ended December 31, 2009, compared to $28.4 million for the year ended December 31, 2008.  The decrease in interest income was due to a decrease in the average balance of interest-earning assets and a decrease in the yield on interest-earning assets.  The average balance of interest-earning assets decreased $26.5 million, or 5.8%, to $432.3 million for the year ended December 31, 2009, from $458.8 million for 2008.  The decrease in the average balance of interest-earning assets primarily reflects decreases in the average balances of first mortgage loans, offset in part by an increase in the average balance of securities available-for-sale and interest bearing cash.  The average yield on interest-earning assets decreased to 5.76% for the year ended December 31, 2009 from 6.17% for the year ended December 31, 2008.  The decrease in the average yield on interest-earning assets was primarily due to a decrease in market interest rates on first mortgage loans secured by one-to-four family real estate, commercial real estate, and multifamily residences.

Interest Expense.  Interest expense decreased by $5.0 million, or 32.5%, to $10.3 million for the year ended December 31, 2009, compared to $15.3 million for the year ended December 31, 2008.  The decrease in interest expense was due to a decrease in the average cost of funds and a decrease in the average balance of interest-bearing liabilities.  The average cost of funds decreased to 2.63% for the year ended December 31, 2009 from 3.54% for the year ended December 31, 2008, due to a decrease in the current market interest rates and a decrease in balances of typically higher costing certificates of deposit and borrowed funds.  The average balance of interest-bearing liabilities decreased $38.9 million, or 9.0%, to $393.3 million for the year ended December 31, 2009 from $432.2 million for 2008.  The decrease in the average balance of interest-bearing liabilities primarily reflects a decrease in the average balances of certificates of deposits and borrowed funds, offset in part by an increase in the average balance of negotiable order of withdrawal (“NOW”), money market, and savings accounts.  The decrease in the average balance of certificates of deposit was primarily due to the maturity of brokered certificates of deposit. The average borrowed funds balance for the year ended December 31, 2009 decreased by $15.8 million primarily due to a decrease in FHLB advances.

Provision for Loan Losses.  The Company’s provision for loan losses was $2.5 million and $2.2 million for the years ended December 31, 2009 and December 31, 2008, respectively.  The increase in provision for loan losses in 2009 was primarily due to increasing concern about declining real estate values and the difficult market conditions created by the weakened economy.  Net charge-offs were $659,000 for the year ended December 31, 2009, compared to $348,000 for the year ended December 31, 2008.  The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, industry standards, past due loans, economic conditions, and the volume and type of loans in the Company’s loan portfolio. During 2009, the Company’s loans receivable decreased $24.1 million, or 5.9%.  This decrease primarily consisted of decreases in one-to-four family, commercial real estate, and consumer loans, offset in part by increases in multifamily loans.  The Company’s out-of-state commercial real estate loans decreased $3.8 million, or 3.2%, during 2009.  Purchased out-of-state real estate loans generally constitute a higher rate of risk than Bank-originated loans due to the size, location and type of collateral securing such loans.

The Company’s allowance for loan loss was $7.2 million at December 31, 2009 compared to $5.4 million at December 31, 2008.  The allowance for loan losses as a percentage of total loans receivable was 1.87% at December 31, 2009, compared to 1.32% for the year ended December 31, 2008.  The level of nonperforming loans was $14.3 million at December 31, 2009 and $8.0 million at December 31, 2008.  Nonperforming assets were 3.54% of total assets as of December 31, 2009, compared to 1.95% of total assets as of December 31, 2008.  Of the nonperforming assets, non-accrual loans and other nonperforming loans accounted for 3.15%, other real estate owned accounted for 0.38%, other repossessed assets accounted for 0.01%, and loans past due 90 days or more and still accruing accounted for 0%, as of December 31, 2009, compared to 1.47% for non-accrual loans and other nonperforming loans, 0.25% for other real estate owned, 0% for other repossessed assets, and 0.23% for loans past due 90 days or more and still accruing, as of December 31, 2008.

Management believes that the allowance for loan losses is adequate as of December 31, 2009.  While management estimates loan losses using the best available information, such as independent appraisals for significant collateral properties, no assurance can be made that future adjustments to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans, and other factors, both within and outside of management’s control.

Noninterest Income

	Year Ended December 31,
	2009	2008	Change	Change %
Noninterest income:
Fees and service charges	$4,708,225	$4,929,943	$(221,718)	-4.5%
Abstract fees	929,279	1,006,177	(76,898)	-7.6%
Mortgage banking income	975,481	526,534	448,947	85.3%
Loan prepayment fees	250,118	61,672	188,446	305.6%
Other income:
Increase in CSV - BOLI	249,810	249,270	540	0.2%
Investment and Insurance sales	772,575	622,467	150,108	24.1%
Foreclosed real estate net earnings	(79,743)	(203,146)	123,403	-60.7%
Rental income	480,050	480,935	(885)	-0.2%
All other	12,791	(49,161)	61,952	-126.0%
Total other income	1,435,483	1,100,365	335,118	30.5%

Total noninterest income	$8,298,586	$7,624,691	$673,895	8.8%

Total noninterest income increased by $674,000, or 8.8%, to $8.3 million for the year ended December 31, 2009 from $7.6 million for the year ended December 31, 2008.  The increase in noninterest income was primarily due to an increase in mortgage banking income, loan prepayment fees and other income, offset in part by decreases in fees and service charges and abstract fees.  Fees and service charges decreased $222,000 for the year ended December 31, 2009 compared to the same period of 2008 due to a decrease in fees associated with checking accounts, including overdraft fees.  Abstract fees decreased $77,000 for the year ended December 31, 2009 compared to the same period of 2008. Mortgage banking income increased $449,000 due to an increase in loans originated for the secondary market.  Loan prepayment fees increased $188,000 for the year ended December 31, 2009 compared to the same period for 2008 due primarily to the increased volume of commercial real estate loans paid prior to maturity.  Other income, which primarily includes investment and insurance sales, rental income and foreclosed real estate net earnings, increased $335,000 for the year ended December 31, 2009 compared to the same period of 2008 primarily due to increases in income from investment and insurance sales and foreclosed real estate net earnings.

Securities Gain/(Losses)

	Year Ended December 31,
	2009	2008	Change	Change %

Investment securities gains (losses), net:
Total other-than-temporary impairment losses	$(23,343)	$(6,049,103)	$6,025,760	99.6%
Portion of loss recognized in other comprehensive
income (loss) before taxes	-	-	-	-
Net impairment losses recognized in earnings	(23,343)	(6,049,103)	6,025,760	99.6%
Realized securities gains (losses), net	362,560	(170,658)	533,218	312.4%
Total securities gains (losses), net	$339,217	$(6,219,761)	$6,558,978	105.5%

Total securities gains increased by $6.6 million, or 105.5%, to $339,000 for the year ended December 31, 2009 compared to a loss of $6.2 million for the year ended December 31, 2008. The increase in securities gains was primarily due to a decrease in other-than-temporary impairment in 2009. During 2009, the Company recorded other-than temporary impairment charges on securities available-for-sale of $23,000 on investments in a mutual fund.  During the year ended December 31, 2008, the Company recorded other-than-temporary impairment charges on securities available-for-sale of $6.0 million on investments in Fannie Mae and Freddie Mac preferred stock and a mutual fund. The Company no longer holds the preferred stock investments.

Noninterest Expense

	Year Ended December 31,
	2009	2008	Change	Change %
Noninterest expense:
Compensation and employee benefits	$7,364,215	$7,365,182	$(967)	0.0%
Premises and equipment	1,878,967	1,776,271	102,696	5.8%
Data processing	809,416	951,929	(142,513)	-15.0%
FDIC insurance expense	759,734	172,115	587,619	341.4%
Goodwill impairment	-	4,946,960	(4,946,960)	100.0%
Foreclosed real estate impairment	518,136	432,396	85,740	19.8%
Other expense:
Advertising and promotions	511,567	507,073	4,494	0.9%
Professional fees	772,602	375,832	396,770	105.6%
Printing, postage, and supplies	441,802	431,170	10,632	2.5%
Checking account charges	370,229	377,734	(7,505)	-2.0%
Insurance	167,613	165,781	1,832	1.1%
OTS general assessment	129,935	125,551	4,384	3.5%
Telephone	148,215	147,051	1,164	0.8%
Apartment operating costs	344,438	341,484	2,954	0.9%
Employee costs	165,926	188,634	(22,708)	-12.0%
ATM expense	576,693	545,916	30,777	5.6%
All other	1,075,556	990,419	85,137	8.6%
Total other expense	4,704,576	4,196,645	507,931	12.1%

Total noninterest expense	$16,035,044	$19,841,498	$(3,806,454)	-19.2%

Total noninterest expense decreased by $3.8 million, or 19.2%, to $16.0 million for the year ended December 31, 2009 from $19.8 million for the year ended December 31, 2008.  The decrease in noninterest expense was primarily due to the absence of a goodwill impairment and decrease in data processing fees, offset in part by increases in premises and equipment, FDIC insurance expense, and other expenses. Premises and equipment increased $103,000 primarily due to depreciation expense and real estate taxes. Data processing expense decreased $143,000 primarily due to the renewing of a core processing contract at reduced rates. FDIC insurance expense increased by $588,000, due in large part to a special assessment by the FDIC paid in 2009.  During the year ended December 31, 2008, the Company recorded a $4.9 million adjustment for goodwill impairment compared to no impairment in 2009.  Other expenses increased by $508,000 primarily due to increases in professional fees, mostly attributable to the legal costs associated with TARP CPP, compliance with Section 404 of the Sarbanes-Oxley Act of 2002, loan collection activities, and impairment on other real estate owned.  The Company’s efficiency ratio for the years ended December 31, 2009 and 2008 were 70.15% and 72.08%, respectively.  The Company’s ratio of noninterest expense to average assets for the years ended December 31, 2009 and 2008 were 3.47% and 4.01%, respectively.

Income Taxes.  The Company’s provision (benefit) for income taxes was $1.5 million and $(1.4) million for the years ended December 31, 2009 and 2008, respectively.  The increase in the provision for income taxes was primarily due to the increase in income before income taxes.

Liquidity and Capital Resources

During 2010, macro-economic and recessionary conditions impacted liquidity and credit quality across the financial markets.  While the challenging financial conditions have had far-reaching effects, our liquidity position and capital resources remained strong in 2010 and the Company anticipates that it will have sufficient funds to meet its current funding commitments.

The Company’s primary sources of funds are deposits, amortization and prepayment of loans, borrowings such as FHLB advances, brokered certificates of deposit, maturities of securities and other investments, and earnings and funds provided from operations. Historically, scheduled principal repayments on loans are a relatively predictable source of funds.  However, in light of the financial crisis and current economic environment, there are now more risks related to loan repayments and the valuation and maturity of investment securities.  In addition, deposit flows and loan prepayments are greatly influenced by interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance.

The Company also invests in interest-earning assets, which provide liquidity to meet lending requirements. At December 31, 2010, a portion of the Company’s investment bond portfolio in the amount of $45,000 was scheduled to mature within one year or less.  The investment bond portfolio includes mortgage backed securities and collateralized mortgage obligations that provide monthly cash flows through regular principal paydowns.

At December 31, 2010, certificates of deposit scheduled to mature in less than one year totaled $77.1 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB and the Federal Reserve Bank of Chicago, which provide an additional source of funds.  The amount of eligible collateral for blanket lien pledges from the FHLB was $134.9 million as of December 31, 2010.  The Company may also use brokered certificates of deposit, up to 15% of total assets, as an additional source of funds.  For additional information about cash flows from the Company’s operating, financing and investing activities, see the Statements of Cash Flows included in the consolidated financial statements included in this report.

On January 9, 2009, the Company completed the issuance of $10.2 million of its Series A Preferred Stock and the related warrant to purchase the Company’s common stock under the TARP CPP.  Although the Bank would have remained “well capitalized” without these funds, this new equity investment from the Treasury further increased the capacity to support economic activity and growth in each of the communities served by the Bank through responsible lending.

At December 31, 2010, the Company had outstanding loan commitments of $2.9 million. This amount does not include undisbursed overdraft loan privileges and the undisbursed home equity lines of credit.  The Company monitors its liquidity position and expects to have sufficient funds to meet its current funding commitments.

The main sources of liquidity for the Company are loan repayments from the Bank and the proceeds from stock options exercised.  The main cash outflows are dividend payments to common and preferred shareholders.  During 2010, the Company did not repurchase any shares of its common stock.  The Company’s ability to pay dividends to shareholders depends substantially on dividends and loan payments received from the Bank.  The Bank may not declare or pay cash dividends on any of its shares of common stock if the effect would be to cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account.  For a description of the liquidation account, see Note 17 to the consolidated financial statements included in this report.  Unlike the Bank, the Company is not subject to OTS formula-based regulatory restrictions on the payment of dividends to its shareholders; however, it is subject to the requirements of Iowa law.  Iowa law generally prohibits the Company from paying a dividend if either of the following would result: (a) the Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Company’s total assets would be less than the sum of its total liabilities, plus the amount that would be needed, if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.  In connection with the Company’s participation in TARP CPP, the ability of the Company to declare and pay dividends is subject to restrictions, including the requirement that consent is received from the Treasury prior to increasing dividend payments above current levels unless and until the Treasury no longer holds shares of the Series A Preferred Stock.  See Note 12 to the consolidated financial statements included in this report, labeled Stockholders’ Equity.

The primary investing activities of the Company are the origination and purchase of mortgage and other loans and the purchase of securities.  During the years ended December 31, 2010, 2009 and 2008, the Company’s disbursements for loan originations totaled $112.6 million, $139.0 million, and $102.7 million, respectively.  During the years ended December 31, 2010, 2009 and 2008, the Company’s disbursements for loan purchases totaled $0, $14.8 million and $18.6 million, respectively.  These activities were funded primarily by net deposit inflows, principal repayments on loans, proceeds from the sale of loans, proceeds from the maturity, sale, and call of securities, and FHLB advances.  Net cash flows provided by (used in) investing activities were $(5.3) million, $22.2 million and $28.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.  Net cash flows (used in) financing activities were $(2.8) million, $(21.6) million and $(32.3) million for the years ended December 31, 2010, 2009 and 2008, respectively.

The OTS regulations require savings associations, such as the Bank, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 4% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets.  The Bank satisfied these minimum capital standards at December 31, 2010.  In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations.  These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Company level, and require certain adjustments to stockholders’ equity to arrive at the various regulatory capital amounts.

The table below presents the Bank’s regulatory capital amounts as compared to the OTS regulatory capital requirements at December 31, 2010:

		Capital
	Bank Capital	Requirements	Excess Capital
	(In thousands)

Tangible capital	$46,278	$6,786	$39,492
Core capital	46,278	18,096	28,182
Risk-based capital	50,029	24,194	25,835

Impact of Inflation and Changing Prices

The consolidated financial statements of the Company and notes thereto, presented elsewhere in this report, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company’s operations. Unlike industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-statement of financial condition risk in the normal course of business to meet the financing needs of its customers.  These financial instruments consist primarily of commitments to extend credit.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition.  The contract or notional amounts of those instruments reflect the extent of involvement the Company has in a particular class of financial instruments.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-statement of financial condition instruments.  The Company requires collateral or other security to support financial instruments with credit risks.

For additional information regarding off-balance sheet arrangements, see Note 14 to the consolidated financial statements included in this report.

Contractual Obligations

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

	(In thousands)

Certificates of deposit	$149,164	$77,083	$43,680	$28,401	$-
Borrowings	49,250	29,000	14,750	2,500	3,000
Loan commitments	2,941	2,941	-	-	-
Available home equity and unadvanced
lines of credit	13,514	13,514	-	-	-

Total	$214,869	$122,538	$58,430	$30,901	$3,000

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Sensitivity Analysis

As a financial institution, the Company’s primary component of market risk is interest rate volatility.  Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Bank’s assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity.  Since all of the Company’s interest-bearing liabilities and virtually all of the Company’s interest-earning assets are located at the Bank, all of the Company’s interest rate risk management procedures are performed at the Bank level.  Due to the nature of the Bank’s operations, the Bank is not subject to foreign currency exchange or commodity price risk.  The Bank’s real estate loan portfolio, within Iowa, is subject to risks associated with the local economy.  Historically, the Company has sought to diversify its loan portfolio by purchasing loans secured by properties outside of Iowa.  At December 31, 2010, $91.5 million, or 26.8%, of the Company’s total loan portfolio was secured by properties outside the State of Iowa, located in twenty-three states and the District of Columbia.  The Bank does not own any trading assets.  At December 31, 2010, neither the Company nor the Bank had any hedging transactions, such as interest rate swaps and caps, in place.

The Company seeks to manage its interest rate risk by monitoring and controlling the variation in repricing intervals between its assets and liabilities.  To a lesser extent, the Company also monitors its interest rate sensitivity by analyzing the estimated changes in market value of its assets and liabilities assuming various interest rate scenarios.  As discussed more fully below, there are a variety of factors which influence the repricing characteristics of any given asset or liability.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s “interest rate sensitivity gap.”  An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.  The “interest rate sensitivity gap” is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.  A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income, while a positive gap would tend to adversely affect net interest income.

The Company’s policy in recent years has been to manage its exposure to interest rate risk generally by focusing on the maturities of its interest rate sensitive assets and by emphasizing adjustable-rate mortgage loans and short-term consumer loans, and maintaining a level of liquidity by investing in short-term interest-earning deposits and securities that generate cash flow.  In addition, the Company generally sells all fixed-rate one- to four-family residential loans with maturities of 15 years or greater.

At December 31, 2010, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $147.8 million, representing a one-year gap to total assets ratio of -32.7%, compared to -48.9% at December 31, 2009.  The Chief Executive Officer meets regularly with the Bank’s senior executive officers to review trends in deposits as well as mortgage and consumer lending activities.  The Chief Executive Officer reports quarterly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratio requirements.

Gap Table.  The following table (the “Gap Table”) sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2010, which are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown.  Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of the terms of repricing or the contractual terms of the asset or liability.  Certain assumptions used in preparing the table are set forth in the following table.  Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.

	At December 31, 2010
	Within	Within 3 to	Beyond
	3 Months	12 Months	1 Year	Total
	(Dollars in thousands)

Interest-earning assets:
First mortgage loans	$27,147	$59,911	$173,805	$260,863
Consumer and other loans	5,502	4,414	58,801	68,717
Investment securities and interest bearing cash	27,520	15,403	31,765	74,688
Total interest-earning assets	$60,169	$79,728	$264,371	$404,268

Rate sensitive liabilities:
Savings accounts	$30,714	$-	$-	$30,714
Interest bearing demand accounts	116,866	-	-	116,866
Money market accounts	34,000	-	-	34,000
Certificate accounts	22,764	54,319	72,081	149,164
FHLB advances	12,000	17,000	20,250	49,250
Total interest-earning assets	$216,344	$71,319	$92,331	$379,994

Interest sensitivity gap	$(156,175)	$8,409	$172,040	$24,274
Cumulative interest sensitivity gap	$(156,175)	$(147,766)	$24,274	$24,274

Interest sensitivity gap ratio	0.28	1.12	2.86	1.06
Cumulative interest sensitivity gap ratio	0.28	0.49	1.06	1.06

At December 31, 2010, the Company’s cumulative gap ratio for assets and liabilities repricing within one year was 0.49, which means that the Company is liability sensitive over the cumulative 12-month period.  In other words, more interest-bearing liabilities will be subject to repricing within that time frame than interest-earning assets.

Certain shortcomings are inherent in the method of analysis presented in the above Gap Table.  For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates.  Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market rates.  Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset.  Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.  Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.  Also, the table does not take into account any actions that management may take in response to interest rate movements.

Net Portfolio Value Analysis.  As part of its efforts to maximize net interest income and manage the risks associated with changing interest rates, management uses the “net portfolio value” (“NPV”) methodology which the OTS has adopted as part of its capital regulations.

Under this methodology, interest rate risk exposure is assessed by reviewing the estimated changes in NPV which would hypothetically occur if interest rates rapidly rise or fall along the yield curve.  Projected values of NPV at both higher and lower regulatory defined rate scenarios are compared to base case values (no change in rates) to determine the sensitivity to changing interest rates.

Presented below, as of December 31, 2010, is an analysis of the Company’s interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 50 or 100 basis points in market interest rates.  Due to the current historically low interest rate environment, the chart below does not account for more than 100 basis points below the base case scenario.

Interest Rate Sensitivity of Net Portfolio Value (NPV)

	Net Portfolio Value			NPV as % of PV of Assets
Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in thousands)

+300bp	57,533	(3,208)	(5)	12.48	(37)bp
+200bp	59,551	(1,190)	(2)	12.78	(6)bp
+100bp	60,399	(342)	(1)	12.86	2bp
+50bp	60,454	(287)	0	12.83	(1)bp
0bp	60,741	-	-	12.84	-
-50bp	60,696	(45)	0	12.79	(5)bp
-100bp	61,958	1,217	2	13.00	15bp

As is the case with the Gap Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements.  Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates.  In this regard, the NPV table presented above assumes that the composition of the Company’s interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities.  Accordingly, although the NPV table provides an indication of the Company’s interest rate risk exposure at a particular point in time, such measurements are not intended to, and thus do not, provide a precise forecast of the effect of changes in market interest rates on the Company’s net interest income and will differ from actual results.  Also, the table does not take into account any actions that management may take in response to interest rate movements.

Loan Analysis

Nonperforming Assets. Loans are reviewed on a regular basis and are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful. Mortgage loans and consumer loans are placed on nonaccrual status generally when either principal or interest is 90 days or more past due. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income.

Real estate acquired by the Company as a result of foreclosure, or by deed in lieu of foreclosure, is deemed foreclosed real estate until such time as it is sold.

When foreclosed real estate is acquired or otherwise deemed foreclosed real estate, it is recorded at estimated fair value, less estimated selling expenses. Foreclosed real estate is subject to annual appraisals and any subsequent decline in fair value is charged to operations. At December 31, 2010, the Company’s foreclosed real estate had an aggregate carrying value of $4.6 million.

    Delinquent Loans, Nonaccrual Loans and Nonperforming Assets.  The following table sets forth information regarding loans on nonaccrual status and foreclosed real estate of the Company at the dates indicated.  At the dates indicated, the Company did not have any material restructured loans.

	At December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)

Nonaccrual loans and nonperforming assets:

First mortgage loans:
One-to-four family residential	$2,460	$4,323	$915	$917	$222
Multifamily and commercial properties (1)	8,647	9,033	2,885	1,216	-
Consumer loans	463	993	204	250	357
Total nonaccrual loans	11,570	14,349	4,004	2,383	579

90 days past due loans (still accruing interest)	-	-	1,071	-	-
Other nonperforming loans	-	-	2,941	-	-
Total nonperforming loans	11,570	14,349	8,016	2,383	579

Total foreclosed real estate	4,586	1,709	1,183	2,569	468
Other nonperforming assets	-	42	12	-	-
Total nonperforming assets	$16,156	$16,100	$9,211	$4,952	$1,047

Total nonaccrual loans to net loans receivable	3.46%	3.83%	1.00%	0.53%	0.13%
Total nonaccrual loans to total assets	2.56%	3.15%	0.85%	0.47%	0.11%
Total nonperforming assets to total assets	3.57%	3.54%	1.95%	0.97%	0.20%

(1) Includes construction and land development

      Classification of Assets.  Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as “watch”, “special mention”, “substandard,” “doubtful,” or “loss” assets.  An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.  Substandard assets include those characterized by the distinct possibility that the savings institution will sustain some loss if the deficiencies are not corrected.  Assets classified as doubtful have all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.  Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.  Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve management’s close attention are designated as special mention.  If left uncorrected, these potential weaknesses could increase the level of risk to the Bank in the future.  Commercial loans to borrowers whose most recent financial information shows deterioration in the earliest stages and warrant greater than routine attention and monitoring by management are designated as watch.

The following table sets forth the aggregate amount of the Company’s classified assets at the dates indicated.

	At December 31,
	2010	2009	2008	2007	2006
	(In thousands)

Watch	$6,578	$4,709	$-	$-	$-
Special mention	1,580	3,017	4,410	458	696
Substandard assets	26,565	21,224	8,566	4,941	1,038
Doubtful assets	1,761	3,029	554	-	-
Loss assets	-	129	91	44	24
Total classified assets	$36,484	$32,108	$13,621	$5,443	$1,758

    Allowance for Loan Losses. It is management’s policy to provide an allowance and provision for probable losses on the Company’s loan portfolio based on management’s evaluation of the prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company’s portfolio, which includes a significant amount of multifamily and commercial loans, substantially all of which are purchased and are collateralized by properties located outside of the Company’s market area, and other factors related to the collectability of the Company’s loan portfolio. The Company regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate allowances for losses. Such evaluation, which includes a review of all loans for which full collectability of interest and principal may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral. During 2010, the Company’s gross loan portfolio decreased $42.0 million, or 11.0%.  During the years ended December 31, 2010, 2009 and 2008, the Company’s provision for loan losses were $4.1 million, $2.5 million, and $2.2 million, respectively.  The Company’s allowance for loan losses totaled $6.1 million, and $7.2 million at December 31, 2010 and 2009, respectively.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowances for loan losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Analysis of the Allowance for Loan Losses.  The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)

Total loans receivable	$341,151	$383,157	$406,783	$452,457	$453,335
Average loans outstanding	359,890	394,749	428,967	460,429	447,440

Allowance balances (at beginning of period)	7,171	5,379	3,487	3,493	3,326
Provision for losses	4,091	2,450	2,240	655	240
Charge-offs:
First mortgage loans	(511)	(98)	(55)	(26)	(22)
Multifamily and commercial properties (1)	(4,057)	(214)	(156)	(500)	-
Consumer loans	(564)	(364)	(152)	(147)	(70)
Recoveries:
First mortgage loans	1	7	-	-	-
Multifamily and commercial properties (1)	-	-	-	-	-
Consumer loans	16	11	15	12	19
Net charge-offs	5,115	658	348	661	73
Allowance balances (at end of period)	$6,147	$7,171	$5,379	$3,487	$3,493

Allowance for loan losses as a percent of total loans
receivable at end of period	1.80%	1.87%	1.32%	0.77%	0.77%
Net charge-offs as a percent of average
loans outstanding	1.42	0.17	0.08	0.14	0.02
Ratio of allowance for loan losses to total nonaccrual
loans at end of period	53.13	49.97	134.34	146.36	603.41

(1) Includes construction and land development

Allocation of Allowance for Loan Losses.  The following table sets forth the allocation of allowance for loan losses by loan category for the periods indicated at December 31:

	2010		2009		2008		2007		2006
		% of Loans		% of Loans		% of Loans		% of Loans		% of Loans
		In Each		In Each		In Each		In Each		In Each
		Category to		Category to		Category to		Category to		Category to
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans
	(Dollars in thousands)
Balance at end of period applicable to:

One-to-four family residential mortgage loans	$1,010	41.35%	$679	39.55%	$392	41.83%	$518	43.23%	$570	47.31%
Multifamily residential mortgage loans	804	16.84	620	16.57	513	14.25	472	12.51	646	14.52
Commercial mortgage loans	2,555	20.30	1,992	20.94	2,207	22.61	1,570	24.13	1,443	21.07
Construction and land development	355	1.23	2,511	3.19	1,385	2.08	28	3.84	-	2.67
Consumer loans	1,423	20.28	1,369	19.75	882	19.23	899	16.29	834	14.43
Total allowance for loan losses	$6,147	100.00%	$7,171	100.00%	$5,379	100.00%	$3,487	100.00%	$3,493	100.00%

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the changes in average volume); and (iv) the net change.

	Year Ended December 31, 2010				Year Ended December 31, 2009
	Compared to				Compared to
	Year Ended December 31, 2009				Year Ended December 31, 2008
	Increase/(Decrease) Due to				Increase/(Decrease) Due to

				Total				Total
			Rate/	Increase			Rate/	Increase
	Volume	Rate	Volume	(Decrease)	Volume	Rate	Volume	(Decrease)
	(In thousands)
Interest income:
First mortgage loans	$(1,748)	$(814)	$78	$(2,484)	$(2,139)	$(1,037)	$102	$(3,074)
Consumer loans	(330)	(52)	3	(379)	62	(395)	(4)	(337)
Investment securities	862	(385)	(304)	173	294	(271)	(70)	(47)
Total interest-earning assets	$(1,216)	$(1,251)	$(223)	$(2,690)	$(1,783)	$(1,703)	$28	$(3,458)

Interest expense:
Demand deposit and money market savings	$161	$257	$87	$505	$46	$(446)	$(23)	$(423)
Savings	4	(6)	-	(2)	9	(27)	(3)	(21)
Certificates of deposit	(835)	(1,333)	177	(1,991)	(1,346)	(2,517)	344	(3,519)
Borrowed funds	(850)	(333)	80	(1,103)	(795)	(265)	44	(1,016)
Total interest-bearing liabilities	$(1,520)	$(1,415)	$344	$(2,591)	$(2,086)	$(3,255)	$362	$(4,979)

Net change in net interest income	$304	$164	$(567)	$(99)	$303	$1,552	$(334)	$1,521

DIRECTORS AND MANAGEMENT OF THE COMPANY AND THE BANK

The Board of Directors of the Company is divided into three classes, each of which is comprised of approximately one-third of the Board.  The Bylaws of the Company currently authorize seven directors.  Currently, all directors of the Company are also directors of the Bank.

Continuing Directors

David M. Bradley has served as President and Chief Executive Officer of the Company since its inception in December 1995 except for the four month period from July 1, 2007 to October 31, 2007.  He has been employed by the Bank since 1982 and has served as its CEO since 1992 except for the four month period from July 1, 2007 to October 31, 2007.  He has served as the Chairman of the Board of North Central Bancshares, Inc. and First Federal Savings Bank of Iowa since 1997.

Robert H. Singer, Jr. is a Supervisor for Webster County, Iowa.  Mr. Singer is serving a four-year term expiring December 2012.

C. Thomas Chalstrom has served as Chief Operating Officer of the Bank since 1998 and as President of the Bank since 2004.  He was Executive Vice President of the Bank from 1994 until 2004, and has been employed with the Bank since 1985.  He has served as an Executive Vice President of the Company since 1994.

Randall L. Minear has served as President of Terrus Real Estate Group, located in Des Moines, Iowa since 2000.  He formerly served as the Director of Corporate Real Estate for The Principal Financial Group and as President of Principal Real Estate Services, a subsidiary of The Principal Financial Group.

Thomas E. Stanberry serves as a shareholder in the law firm Davis, Brown, Koehn, Shors and Roberts, P.C. in Des Moines, where he practices in the financial institutions, public finance and securities area.  Prior to joining the Davis Brown law firm he was the Chairman, President and CEO of West Bancorporation, Inc. and Chairman and CEO of West Bank, West Des Moines, Iowa from March 2003 to July 2009.

Nominees for Election as Directors at Upcoming Annual Meeting of Shareholders

Mark Thompson has been an owner of Thompson & Eich CPAs (formerly known as Mark Thompson CPA, P.C.) in Fort Dodge, Iowa since 1984 and has been a certified public accountant since 1978.

Paul F. Bognanno serves as President and CEO of MERSCORP, Inc. (MERS), a position he has held since January 2011.  Mr. Bognanno served as Chairman of Radian Guaranty from November 2008 to December 2010 and Vice Chairman from November 2007 to November 2008.  Mr. Bognanno served as Senior Executive Vice President of the Company from February 1, 2007 to July 1, 2007 and as President and Chief Executive Officer of the Company and the Bank from July 1, 2007 until October 31, 2007.  From 1993 to 2004, he was the President and Chief Executive Officer of Principal Residential Mortgage, a wholly-owned subsidiary of The Principal Financial Group.

Executive Officers Who are Not Directors or Director Nominees

Jane M. Funk, age 42, was appointed Chief Financial Officer and Treasurer effective April 1, 2010.  Ms. Funk is a certified public accountant.  Ms. Funk began her career with McGladrey & Pullen, LLP in Des Moines, Iowa in 1991 and most recently served as an Audit Director as well as a Director in the firm’s National Professional Standards Group specializing in Financial Institution Services.

Thomas J. Hromatka, age 54, was appointed Executive Vice President of the Bank in October 2009.  Mr. Hromatka is responsible for administering and coordinating the activities of the Retail Banking and Marketing divisions.  He was Senior Vice President from December 2008 to October 2009.  Prior to joining the Bank, Mr. Hromatka was President of VisionBank, headquartered in West Des Moines, Iowa.

Bradley D. Boerner, age 39, was appointed Senior Vice President of the Bank in November 2009.  Mr. Boerner serves as the Bank’s Credit Administration Manager and is responsible for the bank’s credit standards, policy and special asset administration.  He directs the bank’s commercial loan underwriting department and personnel.  Prior to joining the Bank, Mr. Boerner served as Senior Credit Officer from 2005 to 2009 at a financial institution in the Des Moines area.

Russell J. Ruhland, age 44, was appointed Senior Vice President of the Bank in October 2009.  Mr. Ruhland serves as the Bank’s Operations Manager and is responsible for the checking, savings, and other deposit related functions.  Mr. Ruhland also serves as the Compliance and Security Officer of the Bank. He served as Vice President from October 2002 to October 2009.

SHAREHOLDER INFORMATION

Price Range of the Company’s Common Stock

The Company’s common stock trades on the Nasdaq Global Market under the symbol “FFFD.”  The following table shows the high and low per share sales prices of the Company’s common stock as reported by Nasdaq, and the dividends declared per share during the periods indicated. Such quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

		Price Range		Dividends
				Declared
Quarter Ended		High	Low	Per Share
2010
	First Quarter	$15.98	$13.50	$0.01
	Second Quarter	$19.66	$14.27	$0.01
	Third Quarter	$18.09	$12.11	$0.01
	Fourth Quarter	$16.69	$12.60	$0.01
2009
	First Quarter	$13.00	$9.65	$0.35
	Second Quarter	$16.97	$12.00	$0.35
	Third Quarter	$17.16	$13.00	$0.01
	Fourth Quarter	$16.90	$15.09	$0.01

    In connection with the Company’s participation in TARP CPP and the issuance of the Series A Preferred Stock to the Treasury, the ability of the Company to declare and pay dividends is subject to restrictions, including the requirement that the Company obtain the consent of the Treasury prior to increasing dividend payments above current levels unless and until the Treasury no longer holds any shares of the Company’s Series A Preferred Stock.

    The closing price of the Company’s common stock on March 1, 2011 was $16.96 per share.  As of March 1, 2011, there were 277 common stockholders (excluding beneficial holders in the Company’s 401(k) Plan and ESOP) of record and an estimated 512 additional beneficial holders whose stock was held in street name by brokerage houses.

Annual Meeting

The Annual Meeting of Shareholders of the Company will be held at 10:00 a.m., Central Time, Friday, April 22, 2011 at the Country Inn & Suites, located at 3259 5th Avenue South, Fort Dodge, Iowa 50501.

Stockholders and General Inquiries
David M. Bradley
North Central Bancshares, Inc.
c/o First Federal Savings Bank of Iowa
825 Central Avenue
Fort Dodge, Iowa 50501
(515) 576-7531
www.firstfederaliowa.com
Stock Exchange The Company’s Common Shares are listed under the symbol “FFFD” on the Nasdaq Global Market

General Counsel
The Law Office of Eric J. Eide, P.L.C.
805 Central Avenue, Suite 619
Fort Dodge, Iowa 50501

Special Counsel
Paul, Hastings, Janofsky & Walker LLP
875 15th Street, N.W.
Washington, D.C. 20005
www.paulhastings.com

Independent Auditor
McGladrey & Pullen, LLP
400 Locust Street, Suite 640
Des Moines, Iowa 50309
www.mcgladrey.com

Transfer Agent
Computershare Trust Company, N.A.
PO Box 43070
Providence, RI 02940-3070
(303) 262-0600 or 800-962-4284
e-mail: inquire@computershare.com
www.computershare.com

Publications - Annual Report on Form 10-K

A copy of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 will be furnished (without exhibits) without charge to shareholders of record as of March 1, 2011 upon written request to Corinna King, Corporate Secretary, North Central Bancshares, Inc., c/o First Federal Savings Bank of Iowa, 825 Central Avenue, Fort Dodge, Iowa 50501.  The Annual Report on Form 10-K report will also be available online at www.sec.gov or via the Bank’s website at www.firstfederaliowa.com.  The information set forth on the Company’s website is not incorporated by reference into this report or any of our other filings under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended, except to the extent that the Company specifically so provides.

Dividend Reinvestment and Stock Purchase Plan

The Company maintains a Dividend Reinvestment and Stock Purchase Plan which provides shareholders with the ability to automatically reinvest their cash dividends in additional shares of the Company’s common stock.  This plan also provides shareholders the opportunity to make quarterly cash purchases of additional shares of the Company’s common stock.

For more information, contact Computershare Investor Services (see address above) or visit Computershare’s website at www.computershare.com.

North Central Bancshares, Inc.
and Subsidiaries

Consolidated Financial Report

December 31, 2010

McGladrey is the brand under which RSM McGladrey, Inc. and McGladrey & Pullen, LLP serve clients’ business needs. The two firms operate as separate legal entities in an alternative practice structure.	Member of RSM International network, a network of independent accounting, tax and consulting firms.

Contents

Report of Independent Registered Public Accounting Firm	35

Financial Statements
Consolidated Statements of Financial Condition	36
Consolidated Statements of Income	37
Consolidated Statements of Stockholders’ Equity	38 – 39
Consolidated Statements of Cash Flows	40 – 41
Notes to Consolidated Financial Statements	42 – 84

McGladrey & Pullen, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
North Central Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of North Central Bancshares, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Central Bancshares, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Des Moines, Iowa
March 11, 2011

McGladrey is the brand under which RSM McGladrey, Inc. and McGladrey & Pullen, LLP serve clients’ business needs. The two firms operate as separate legal entities in an alternative practice structure.	Member of RSM International network, a network of independent accounting, tax and consulting firms.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Financial Condition
December 31, 2010 and 2009

	2010	2009

ASSETS

Cash and due from banks:
Interest-bearing	$13,563,234	$12,804,849
Noninterest-bearing	7,040,574	8,961,321
Total cash and cash equivalents	20,603,808	21,766,170

Investments in certificates of deposit	12,689,000	-
Securities available-for-sale	48,435,771	23,175,201
Federal Home Loan Bank stock, at cost	3,017,200	3,924,700

Loans receivable	340,607,428	382,025,588
Allowance for loan losses	(6,146,861)	(7,170,595)
Loans receivable, net	334,460,567	374,854,993

Loans held for sale	332,178	1,333,933
Accrued interest receivable	1,754,292	1,867,970
Foreclosed real estate	4,586,399	1,709,128
Premises and equipment, net	11,498,583	11,882,839
Rental real estate	2,144,400	2,243,704
Title plant	671,704	671,704
Deferred taxes	2,151,594	2,230,971
Bank-owned life insurance (BOLI)	5,787,864	5,543,681
Prepaid FDIC assessment	1,353,121	1,877,699
Prepaid expenses and other assets	2,777,185	1,928,266

Total assets	$452,263,666	$455,010,959

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Deposits	$349,832,904	$334,813,060
Borrowed funds	49,250,000	66,500,000
Advances from borrowers for taxes and insurance	1,828,430	1,792,790
Accrued expenses and other liabilities	2,177,042	3,626,291
Total liabilities	403,088,376	406,732,141

STOCKHOLDERS’ EQUITY
Preferred stock, $.01 par value, authorized 3,000,000 shares;
issued and outstanding 2010 and 2009 - 10,200 shares	10,137,381	10,118,581
Common stock, $.01 par value, authorized 15,500,000 shares;
issued and outstanding 2010 - 1,351,448 shares;
2009 - 1,348,448 shares	13,502	13,471
Additional paid-in capital	18,066,437	18,009,468
Retained earnings, substantially restricted	21,047,295	19,924,798
Accumulated other comprehensive income (loss)	(89,325)	212,500
Total stockholders’ equity	49,175,290	48,278,818

Total liabilities and stockholders’ equity	$452,263,666	$455,010,959

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Interest income:
Loans receivable:
First mortgage loans	$16,004,821	$18,489,082	$21,563,232
Consumer loans	4,946,362	5,325,208	5,662,603
Securities, investments in certificates of deposit and cash deposits	1,257,432	1,084,395	1,130,969
	22,208,615	24,898,685	28,356,804
Interest expense:
Deposits	5,313,932	6,802,006	10,764,390
Borrowed funds	2,432,282	3,535,522	4,552,257
	7,746,214	10,337,528	15,316,647

Net interest income	14,462,401	14,561,157	13,040,157

Provision for loan losses	4,091,000	2,450,000	2,240,000
Net interest income after provision
for loan losses	10,371,401	12,111,157	10,800,157

Noninterest income:
Fees and service charges	4,772,904	4,708,225	4,929,943
Abstract fees	636,782	929,279	1,006,177
Mortgage banking income	965,769	975,481	526,534
Loan prepayment fees	35,563	250,118	61,672
Other income	1,331,959	1,435,483	1,100,365
Total noninterest income	7,742,977	8,298,586	7,624,691

Investment securities gains (losses), net:
Total other-than-temporary impairment losses	-	(23,343)	(6,049,103)
Portion of loss recognized in other comprehensive
income (loss) before taxes	-	-	-
Net impairment losses recognized in earnings	-	(23,343)	(6,049,103)
Realized securities gains (losses), net	7,652	362,560	(170,658)
Total securities gains (losses), net	7,652	339,217	(6,219,761)

Noninterest expense:
Compensation and employee benefits	7,614,858	7,364,215	7,365,182
Premises and equipment	1,894,850	1,878,967	1,776,271
Data processing	871,816	809,416	951,929
FDIC insurance expense	561,990	759,734	172,115
Foreclosed real estate impairment	479,045	518,136	432,396
Goodwill impairment	-	-	4,946,960
Other expenses	4,516,646	4,704,576	4,196,645
Total noninterest expense	15,939,205	16,035,044	19,841,498

Income (loss) before income taxes	2,182,825	4,713,916	(7,636,411)

Provision (benefits) for income taxes	477,500	1,524,700	(1,360,400)

Net income (loss)	$1,705,325	$3,189,216	$(6,276,011)

Preferred stock dividends and discount	$528,800	$514,924	$-

Net income (loss) available to common stockholders	$1,176,525	$2,674,292	$(6,276,011)

Basic earnings (loss) per common share	$0.87	$1.99	$(4.69)
Diluted earnings (loss) per common share	0.87	1.99	(4.69)
Dividends declared per common share	0.04	0.04	0.72

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2010, 2009 and 2008

						Accumulated
				Additional		Other	Total
	Comprehensive	Preferred	Common	Paid-in	Retained	Comprehensive	Stockholders’
	Income (Loss)	Stock	Stock	Capital	Earnings	Income (Loss)	Equity

Balance, December 31, 2007		$-	$13,392	$17,686,444	$24,483,022	$(1,206,148)	$40,976,710
Comprehensive income:
Net (loss)	$(6,276,011)	-	-	-	(6,276,011)	-	(6,276,011)
Other comprehensive income (loss), net of
reclassification adjustment and tax	1,344,995	-	-	-	-	1,344,995	1,344,995
Total comprehensive income (loss)	$(4,931,016)
Dividends on common stock		-	-	-	(966,232)	-	(966,232)
Employee stock-based compensation expense		-	27	128,114	-	-	128,141
Issuance of 200 shares of common stock
as a result of stock options exercised		-	2	4,538	-	-	4,540
Balance, December 31, 2008		-	13,421	17,819,096	17,240,779	138,847	35,212,143
Comprehensive income:
Net income	$3,189,216	-	-	-	3,189,216	-	3,189,216
Other comprehensive income, net of
reclassification adjustment and tax	73,653	-	-	-	-	73,653	73,653
Total comprehensive income (loss)	$3,262,869
Dividends on preferred stock		-	-	-	(433,500)		(433,500)
Dividends on common stock		-	-	-	(53,848)	-	(53,848)
Employee stock-based compensation expense		-	30	61,124	-	-	61,154
Issuance of 2,000 shares of common stock
as a result of stock options exercised		-	20	29,980	-	-	30,000
Issuance of preferred stock and common stock warrant		10,100,732	-	99,268	-	-	10,200,000
Accretion of discount on preferred stock		17,849	-	-	(17,849)	-	-
Balance, December 31, 2009		$10,118,581	$13,471	$18,009,468	$19,924,798	$212,500	$48,278,818

(Continued)

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Continued)
Years Ended December 31, 2010, 2009 and 2008

						Accumulated
				Additional		Other	Total
	Comprehensive	Preferred	Common	Paid-in	Retained	Comprehensive	Stockholders’
	Income (Loss)	Stock	Stock	Capital	Earnings	Income (Loss)	Equity
Balance, December 31, 2009		$10,118,581	$13,471	$18,009,468	$19,924,798	$212,500	$48,278,818
Comprehensive income:
Net income	$1,705,325	-	-	-	1,705,325	-	1,705,325
Other comprehensive income, net of
reclassification adjustment and tax	(301,825)	-	-	-	-	(301,825)	(301,825)
Total comprehensive income	$1,403,500
Dividends on preferred stock		-	-	-	(510,000)	-	(510,000)
Dividends on common stock		-	-	-	(54,028)	-	(54,028)
Employee stock-based compensation expense		-	31	56,969	-	-	57,000
Accretion of discount on preferred stock		18,800	-	-	(18,800)	-	-
Balance, December 31, 2010		$10,137,381	$13,502	$18,066,437	$21,047,295	$(89,325)	$49,175,290

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,705,325	$3,189,216	$(6,276,011)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Provision for loan losses	4,091,000	2,450,000	2,240,000
Depreciation	911,858	902,435	877,415
Amortization and accretion	237,174	529,146	87,341
Deferred taxes	254,886	732,824	(1,989,333)
Stock-based compensation expense	57,000	61,154	128,141
Excess tax benefit (expense) related to stock-based compensation	-	13,667	(1,564)
Gain on sale of foreclosed real estate and loans, net	(939,992)	(981,048)	(624,554)
Provision for impairment of securities available-for-sale	-	23,343	6,049,103
Provision for impairment of goodwill	-	-	4,946,960
Foreclosed real estate impairment	479,045	518,136	432,396
(Gain) loss on sale of investments	(7,652)	(362,560)	170,658
Increase in value of bank-owned life insurance	(244,183)	(249,810)	(249,270)
Proceeds from sales of loans held for sale	51,365,870	70,576,019	42,349,769
Originations of loans held for sale	(49,398,346)	(70,204,005)	(41,151,213)
Change in assets and liabilities:
Accrued interest receivable	113,678	228,814	181,851
Prepaid expenses and other assets	(327,902)	(2,525,187)	(12,349)
Accrued expenses and other liabilities	(1,440,538)	(8,113)	225,889
Net cash provided by operating activities	6,857,223	4,894,031	7,385,229

CASH FLOWS FROM INVESTING ACTIVITIES
Net change in loans	31,774,842	35,145,907	59,655,975
Purchase of loans	-	(14,762,234)	(18,584,008)
Proceeds from redemption of Federal Home Loan Bank stock	1,119,700	814,300	667,200
Purchase of Federal Home Loan Bank stock	(212,200)	(46,600)	(295,400)
Procceeds from maturities on investments in certificates
of deposits	3,984,000	-	-
Proceeds from sale of securities available-for-sale	207,732	9,071,720	297,650
Proceeds from maturities and calls of securities
available-for-sale	14,554,417	6,688,029	2,455,711
Purchase of investments in certificates of deposit	(16,673,000)	-	-
Purchase of securities available-for-sale	(40,638,953)	(15,744,778)	(18,831,944)
Purchase of premises, equipment and rental real estate	(428,298)	(557,198)	(409,257)
Net proceeds from sale of foreclosed real estate	1,050,689	1,589,062	3,730,359
Net cash provided by (used in) investing activities	(5,261,071)	22,198,208	28,686,286

(Continued)

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)
Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits	$15,019,844	$(15,356,865)	$(15,777,931)
Net increase (decrease) in advances from borrowers for
taxes and insurance	35,640	(130,968)	(93,051)
Proceeds from other borrowed funds	7,250,000	8,500,000	11,500,000
Payments of other borrowed funds	(24,500,000)	(24,348,915)	(26,529,885)
Proceeds from issuance of common stock, preferred stock and
common stock warrant	-	10,230,000	4,504
Excess tax benefit (expense) related to stock-based compensation	-	(13,667)	1,564
Common and preferred dividends paid	(563,998)	(487,298)	(1,421,779)
Net cash (used in) financing activities	(2,758,514)	(21,607,713)	(32,316,578)

Net change in cash and cash equivalents	(1,162,362)	5,484,526	3,754,937

CASH AND CASH EQUIVALENTS
Beginning	21,766,170	16,281,644	12,526,707
Ending	$20,603,808	$21,766,170	$16,281,644

SUPPLEMENTAL SCHEDULE OF CASH FLOW
INFORMATION
Cash payments for:
Interest paid to depositors	$5,482,699	$7,068,650	$11,363,903
Interest paid on borrowings	2,432,282	3,535,522	4,552,257
Income taxes	1,648,352	141,162	768,828

SUPPLEMENTAL DISCLOSURE OF NONCASH
INVESTING AND FINANCING ACTIVITIES, transfer
of loans to foreclosed real estate	$4,441,523	$2,646,583	$2,678,338

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1.	Significant Accounting Policies

Organization, nature of business and basis of presentation:  North Central Bancshares, Inc. (the Company), an Iowa corporation, is a unitary savings and loan holding company that owns 100% of the outstanding stock of First Federal Savings Bank of Iowa (the Bank), which is a federally chartered stock savings bank that conducts its operations from its main office located in Fort Dodge, Iowa, and ten branch offices located in Fort Dodge, Nevada, Ames, Perry, Ankeny, Clive, West Des Moines, Burlington and Mt. Pleasant, Iowa.

Principles of consolidation:  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank’s wholly-owned subsidiaries, First Federal Investment Services, Inc. (which sells insurance, annuity products and mutual funds), First Iowa Title Services, Inc. (which provides real estate abstracting services) and Northridge Apartments Limited Partnership and Northridge Apartments Limited Partnership II (which own multifamily apartment buildings).  All significant intercompany balances and transactions have been eliminated in consolidation.

Accounting estimates and assumptions:  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, fair value of securities available-for-sale and related other-than-temporary impairments, fair value of foreclosed real estate, and fair value of financial instruments.

Revenue recognition:  Interest income and expense is recognized on the accrual method based on the respective outstanding balances.  Other revenue is recognized at the time the service is rendered or transaction occurs.

Cash and cash equivalents and cash flows:  For purposes of the consolidated statements of cash flows, cash and cash equivalents includes cash and balances due from banks.  Cash flows from loans, deposits and short-term borrowings are reported net.

Investments in certificates of deposit:  Investments in certificates of deposit mature within twenty-four months and are carried at cost.

Securities available-for-sale:  Securities classified as available-for-sale are those debt and equity securities the Company intends to hold for an indefinite period of time, but not necessarily to maturity.  Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors.

Securities available-for-sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income (loss), net of the related deferred tax effect.  Interest income and amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income.

Realized gains or losses, determined on the basis of the amortized cost of specific securities sold, are included in earnings.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Declines in the fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the lack of intent of the Company to sell the security or whether it is more-likely-than-not that the Company will be required to sell the security before its anticipated recovery.

Federal Home Loan Bank stock:  The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB.  No ready market exists for the FHLB stock, and it has no quoted market value.  FHLB stock is redeemable at par and is therefore carried at cost and periodically evaluated for impairment.

Loans held for sale:  Residential real estate loans, which are originated and intended for resale in the secondary market in the foreseeable future, are classified as held-for-sale.  These loans are carried at the lower of cost or estimated market value in the aggregate.  As assets specifically acquired for resale, the origination of, disposition of, and gain/loss on these loans are classified as operating activities in the statement of cash flows.

Loans receivable, net:  Loans that management has the intent and ability to hold for the foreseeable future, or until payoff or maturity occurs, are classified as held for investment.  These loans are stated at the amount of unpaid principal adjusted for charge-offs, the allowance for estimated losses on loans, any unamortized net deferred fees and/or costs on originated loans and net unearned premiums (discounts), with interest income recognized on the interest method based upon those outstanding loan balances.  Loan origination fees net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.  Premiums (discounts) on first mortgage loans purchased are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.  As assets are held for and used in the production of services, the origination and collection of these loans are classified as investing activities in the statement of cash flows.

Loans are placed on nonaccrual status when the full and timely collection of interest and principal becomes uncertain, or when the loan becomes 90 days past due (unless the loan is both well-secured and in the process of collection).  When a loan is placed on nonaccrual status, the accrued unpaid interest receivable is reversed against interest income.  Income is subsequently recognized on a cash or cost recovery basis until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is no longer in doubt.  Generally, a loan is returned to accrual status when (a) all delinquent interest and principal payments become current under the terms of the loan agreement or (b) the loan is both well-secured and in the process of collection and collectability is no longer doubtful.

The allowance for loan losses is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible.  A disciplined process and methodology are used to establish the allowance for loan losses.  While the methodology attributes portions of the allowance to specific portfolios, the entire allowance for loan losses is available to absorb credit losses in the total loan portfolio.  To determine the total allowance for loan losses, a reserve is estimated for each component of the portfolio, including loans analyzed individually and loans analyzed on a pooled basis.  The allowance for loan losses consists of amounts applicable to: (1) the commercial real estate portfolio, (2) the residential real estate portfolio, and (3) the consumer portfolio.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as updated information becomes available.

To determine the residential real estate and consumer portfolio components of the allowance, loans are pooled by portfolio and losses are estimated using historical loss experience and management’s evaluation of the impact of risks associated with trends in delinquencies, concentrations of credit and regional and macro economic factors.  An individual impairment assessment is performed for residential real estate and consumer loans whose terms have been modified in a troubled debt restructuring (TDR).  These loans are excluded from the pooled analysis.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The component of the allowance for the non-impaired commercial portfolio is estimated through the application of loss factors to loans grouped as nonresidential, multifamily and construction and development.  Loss factors are derived from historical loss experience, trends in delinquencies, concentrations of credit and regional and macro economic factors.

The commercial component of the allowance also includes an amount for the estimated impairment in individually identified impaired loans and commercial loans whose terms have been modified in a TDR.

For loans that are classified as impaired, including those loans modified in a TDR, a specific allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.  The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative and environmental factors.

A loan is considered impaired when, based on current information and events, it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.  Management evaluates loans for indicators of impairment upon substandard classification.  Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.  The amount of impairment, if any and any subsequent changes are included in the allowance for loan losses.

Reflected in all components of the allowance for loan losses is an amount for imprecision or uncertainty, which represents management’s judgment of risks inherent in the process and assumptions used in establishing the allowance.  This imprecision considers economic environmental factors and other subjective factors.

Loans are generally charged off, fully or partially, when management judges the asset to be uncollectible or repayment is deemed to extend beyond a reasonable time frame.

Transfers of financial assets:  Transfers of financial assets are accounted for as sales when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Residential mortgage loans sold to investors in the secondary market are sold with varying recourse provisions.  Essentially, all loan sales agreements require the repurchase of a mortgage loan by the seller in situations such as, breach of representation, warranty, or covenant, untimely document delivery, false or misleading statements, failure to obtain certain certificates or insurance, unmarketability, etc.  Certain loan sales agreements contain repurchase requirements based on payment-related defects that are defined in terms of the number of days/months since the purchase, the sequence number of the payment and/or the number of days of payment delinquency.  The Company did not repurchase any loans from secondary market investors under the terms of loans sales agreements during the years ended December 31, 2010 and 2009.  In the opinion of management, the risk of recourse and the subsequent requirement of loan repurchase is not significant, and accordingly no liabilities have been established related to such.

Foreclosed real estate:  Real estate properties acquired through loan foreclosure are initially recorded at fair value less selling costs at the date of foreclosure.  Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.  Valuations are periodically performed by management, and an allowance for losses is established by a charge to noninterest expense if the carrying value of a property exceeds its fair value less estimated selling costs.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Premises and equipment:  Premises and equipment are stated at cost, net of accumulated depreciation.  Depreciation is computed primarily by straight-line and double-declining balance methods over the following estimated useful lives:

Years

Building and improvements	5 - 50
Automobiles, furniture and equipment	3 - 20

Rental real estate:  Rental real estate is comprised of two low-income housing, multifamily apartment buildings and equipment which are stated at cost, net of accumulated depreciation of approximately $1,819,000 and $1,681,000 for the years ended December 31, 2010 and 2009, respectively.  Depreciation is computed primarily by the straight-line and double-declining balance methods over the estimated useful lives of the assets.  Useful lives are the same as used for premises and equipment.

Title plant:  Title plant is an intangible asset that represents the value paid for the land tract files, plat books, indexes, and real estate records used in the abstracting services performed by First Iowa Title Services, Inc., a wholly-owned subsidiary of the Bank.  Title plant is carried at cost and is not depreciated.  Costs incurred to maintain and update the title plant are expensed as incurred.

Goodwill:  In accordance with accounting standards, goodwill is not amortized but is subject to an impairment test on an annual basis or more often if conditions indicate a possible impairment.  The Company completed its annual goodwill impairment test for 2008 and determined that the Company’s enterprise value and the value of the Company’s assets and liabilities did not support any level of goodwill.  Therefore the entire goodwill amount of $4.9 million was written down as of December 31, 2008.  The goodwill impairment was due to the extreme volatility in the banking industry and the impact that it has had on the Company’s trading price.  For purposes of the 2008 goodwill impairment testing, the Company’s enterprise value was derived from a combination of trading price information for its common stock and market data regarding comparable public financial institutions.  This goodwill impairment had no impact on the Company’s liquidity, cash flows or tangible capital ratios and a negligible impact on the Company’s other regulatory capital ratios.

Bank-owned life insurance:  The carrying amount of bank-owned life insurance consists of the initial premium paid plus increases in cash value less the carrying amount associated with any death benefit received.  Death benefits paid in excess of the applicable carrying amount are recognized as income, which is exempt from income taxes.

Income taxes:  Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their income tax basis.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken will be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained.  The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.  The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions.  Tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely to be realized upon settlement with the applicable taxing authority.  Interest and penalties related to income taxes are recorded as miscellaneous expense in the statements of income.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Comprehensive income (loss):  Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income (loss).

Earnings (loss) per common share:  Basic earnings (loss) per common share represents income or loss available to common stockholders divided by the weighted average number of common shares outstanding during the periods presented.  The earnings (loss) per common share amounts - assuming dilution was computed using the weighted average number of shares outstanding during the periods presented, adjusted for the effect of dilutive potential common shares outstanding, which consists of stock options, restricted stock and common stock warrants.

Operating segments:  The Company uses the “management approach” for reporting information about segments in annual and interim financial statements.  The management approach is based on the way the chief operating decision maker organizes segments within a company for making operating decisions and assessing performance.  Reportable segments are based on products and services, geography, legal structure, management structure and any other manner in which management disaggregates a company.  Based on the management approach model, the Company has determined that its business is comprised of one reporting segment.  The Company operates primarily in the banking industry, which accounts for the majority of its revenues, operating income and assets.  All other segments were considered minor and classified as other, with operations consisting of real estate abstracting services, insurance and investment services, and ownership of low-income housing tax credit apartment complexes.  The primary source of income for the Company is interest from the origination or purchase of residential real estate, commercial real estate, and consumer loans.  The Company accepts deposits from customers in the normal course of business primarily in north central, central and southeastern Iowa.

Stock compensation:  Compensation expense for stock-based awards is recorded over the vesting period at the fair value of the award at the time of grant.  The exercise price of options granted under the Company’s incentive plans is equal to the fair market value of the underlying stock at the grant date.  The Company assumes no projected forfeitures on its stock-based compensation, since actual historical pre-vesting forfeiture rates on its stock-based incentive awards have been negligible.

Recent accounting pronouncements:  In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 166, Accounting for Transfer of Financial Assets an Amendment of FASB Statement No. 140.  SFAS No. 166 was codified into ASC 860, Transfer of Servicing Assets by Accounting Standards Update (“ASU”) 2009-16.  The objective of this standard is to improve the relevance, representational faithfulness, and comparability of the information provided in the financial statements related to the transfer of financial assets; the effects of a transfer on the company’s financial position, financial performance and cash flows; and a transferor’s continuing involvement in transferred financial assets.  That standard is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009, which for the Company is January 1, 2010.  The adoption of this standard did not have a material impact on its financial condition or results of operations.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements, which amends ASC 820-10 to require new disclosures about transfers in and out of Level 1 and Level 2 fair value measurements and the roll forward activity in Level 3 fair value measurements.  ASU 2010-06 also clarifies existing disclosure requirements regarding the level of disaggregation of each class of assets and liabilities within a line item in the statement of financial condition and clarifies that a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.  The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures about the roll forward of activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.  The Company’s adoption of this guidance did not have an impact on its financial condition or results of operations.

In July 2010, the FASB issued ASU 2010-20, Disclosures about Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amends ASC 310, Receivables, by requiring more robust and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses.  The objective of enhancing these disclosures is to improve a financial statement user’s understanding of (1) the nature of an entity’s credit risk associated with its financing receivables and (2) the entity’s assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The new and amended disclosures that relate to information as of the end of a reporting period will be effective for the first interim or annual reporting periods ending on or after December 15, 2010, which for the Company is December 31, 2010.  However, the disclosures that include information for activity that occurs during a reporting period will be effective for the first interim or annual periods beginning after December 15, 2010, which for the Company is January 1, 2011.  Those disclosures include (1) the activity in the allowance for credit losses for each period and (2) disclosures about modifications of financing receivables.  Since the provisions of ASU 2010-20 are disclosure related, the Company’s adoption of this guidance is not expected to have an impact on its financial condition or results of operations.

Reclassifications:  Certain amounts in the prior period financial statements have been reclassified, with no effect on net income or stockholders’ equity, to be consistent with the current period classification.

Note 2.	Restrictions on Cash and Due from Banks

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits.  Those reserve balances totaled approximately $5,942,000 and $4,336,000 at December 31, 2010 and 2009, respectively.

Note 3.	Securities

Securities available-for-sale as of December 31, 2010 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	(Losses)	Fair Value

Debt securities:
State and local obligations	$5,103,472	$25,888	$(139,697)	$4,989,663
Mortgage-backed securities(1)	13,735,714	290,895	(163,780)	13,862,829
Collateralized mortgage obligations(1)	19,469,375	59,302	(240,553)	19,288,124
Corporate bonds	1,622,912	-	(21,676)	1,601,236
U.S. Government agencies	8,646,763	93,659	(46,503)	8,693,919
	$48,578,236	$469,744	$(612,209)	$48,435,771

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Securities available-for-sale as of December 31, 2009 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	(Losses)	Fair Value

Equity securities, mutual fund:	$200,080	$6,801	$-	$206,881

Debt securities:
State and local obligations	4,215,913	112,114	(1,530)	4,326,497
Mortgage-backed securities(1)	10,872,331	302,038	(9,056)	11,165,313
U.S. Government agencies	7,552,007	5,163	(80,660)	7,476,510
	22,640,251	419,315	(91,246)	22,968,320

	$22,840,331	$426,116	$(91,246)	$23,175,201

(1) All mortgage backed securities and collateralized mortgage obligations consist of securities issued by
FNMA, FHLMC and GNMA and are backed by residential mortgage loans.

Securities available-for-sale with fair market values of approximately $1,042,000 and $1,052,000 at December 31, 2010 and 2009, respectively, were pledged to the Federal Reserve Discount Window for borrowings.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Gross unrealized losses and estimated fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2010 and 2009, are summarized as follows:

	2010
	Less than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Debt securities:
State and local obligations	$3,096,965	$(139,697)	$-	$-	$3,096,965	$(139,697)
Mortgage-backed securities	5,810,547	(163,780)	-	-	5,810,547	(163,780)
Collateralized mortgage obligations	12,776,228	(240,553)	-	-	12,776,228	(240,553)
Corporate bonds	1,601,236	(21,676)	-	-	1,601,236	(21,676)
U.S. Government agencies	1,577,870	(46,503)	-	-	1,577,870	(46,503)
	$24,862,846	$(612,209)	$-	$-	$24,862,846	$(612,209)

	2009
	Less than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Debt securities:
State and local obligations	$353,470	$(1,530)	$-	$-	$353,470	$(1,530)
Mortgage-backed securities	1,013,063	(9,056)	-	-	1,013,063	(9,056)
U.S. Government agencies	3,919,340	(80,660)	-	-	3,919,340	(80,660)
	$5,285,873	$(91,246)	$-	$-	$5,285,873	$(91,246)

The total number of securities in the investment portfolio in an unrealized loss position at December 31, 2010 was 35 compared to 6 at December 31, 2009.  The Company conducts quarterly reviews to identify and evaluate each investment that has an unrealized loss.  The unrealized losses for the above investment securities are generally due to changes in interest rates and, as such, are considered to be temporary by the Company.  The review takes into consideration the intent of the Company to not sell the security or whether it is more-likely-than-not that the Company will be required to sell the security before its anticipated recovery, as well as other qualitative factors.  During 2009 the Company determined, from deterioration in economic conditions other than changes in interest rates, the unrealized losses related to a mutual fund were other-than-temporary. Accordingly, an other-than-temporary impairment loss of $23,343 was recorded in 2009. There were no other-than-temporary impairment losses recorded in 2010.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The amortized cost and fair value of debt securities as of December 31, 2010 and 2009 by contractual maturity are shown below.  Certain securities have call features, which allow the issuer to call the security prior to maturity.  Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties.  Therefore, these securities are not included in the maturity categories in the following maturity summary:

	Debt Securities Available-for-Sale
	December 31, 2010
	Amortized
	Cost	Fair Value

Due in one year or less	$45,000	$44,734
Due from one to five years	9,379,422	9,431,032
Due from five to ten years	3,098,978	3,081,139
Due in over ten years	2,849,747	2,727,913
Mortgage-backed securities and
collateralized mortgage obligations	33,205,089	33,150,953
	$48,578,236	$48,435,771

The following is a summary of securities sold excluding the redemption of Federal Home Loan Bank (FHLB) stock:

	2010			2009
	Net Proceeds from Sale	Gain	(Loss)	Net Proceeds from Sale	Gain	(Loss)
Equity securities:
Mutual funds	$207,732	$7,652	$-	$1,000,000	$13,428	$(19,944)
FHLMC preferred stock	-	-	-	82,000	-	-
	207,732	7,652	-	1,082,000	13,428	(19,944)

Debt securities, Mortgage-backed securities:	-	-	-	7,989,720	369,076	-

	$207,732	$7,652	$-	$9,071,720	$382,504	$(19,944)

Included in the interest income on securities, investments in certificates of deposit and cash deposits was dividend income of $92,000, $71,000 and $361,000 for the years ended December 31, 2010, 2009 and 2008, respectively.  Nontaxable interest income on investment securities was $151,511, $96,100 and $98,087 for the years ended December 31, 2010, 2009, and 2008, respectively.

Under FASB guidance on the determination of other-than-temporary impairment, credit-related losses on securities with other-than-temporary impairment are recorded in current earnings, while the noncredit-related portion of the reduction in fair value is recorded in other comprehensive income (loss). The Company’s other component of other comprehensive income (loss) consists of the unrealized holding gains and losses on available-for-sale investment securities which are considered temporary in nature.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The components of other comprehensive income (loss), presented net of taxes for the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Other comprehensive income:

Securities for which a portion of an other-than-temporary
impairment has been recorded in earnings:
Unrealized holding (gains) losses	$851	$(23,058)	$(4,973,887)
(Gains) loss recognized in earnings	(7,652)	29,859	6,219,761
Net unrealized gain (loss) on securities with other-than-temporary	(6,801)	6,801	1,245,874
impairment before tax expense
Tax (expense)	-	-	(23,266	)(1)
Net unrealized gain (loss) on securities with other-than-temporary
impairment, net of tax in other comprehensive income (loss)	(6,801)	6,801	1,222,608

Other securities:
Unrealized holding gains (losses) arising during the period	(470,533)	475,698	195,195
Realized net (gains) recognized into net income (loss)	-	(369,076)	-
Net unrealized gains (losses) on other securities	(470,533)	106,622	195,195
before tax (expense) benefit
Tax (expense) benefit	175,509	(39,770)	(72,808	)(1)
Net unrealized gains (losses) on other securities, net of tax
in other comprehensive income (loss)	(295,024)	66,852	122,387

Total other comprehensive income (loss)	$(301,825)	$73,653	$1,344,995

(1) The effective tax rate is unusual due to a valuation allowance of approximately $441,000 created in 2007 for the limited deductibility of the capital losses. Changes to the Federal tax law during the year ended December 31, 2008 allowed the Federal portion of the allowance to be reversed.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The components of accumulated other comprehensive income, presented net of taxes, as of December 31, 2010 and 2009 are shown in the following table:

	2010	2009
Accumulated other comprehensive income:

Unrealized gains on available for sale securities for which a portion of other-than-temporary impairment has been recorded in earnings, net of tax of $0	$-	$6,801

Unrealized gains (losses) on available for sale securities which are not other-than-temporarily impaired, net of tax at December 31, 2010 and 2009 was ($53,139) and $122,370, respectively.	(89,325)	205,699
	$(89,325)	$212,500

Note 4.	Loans Receivable

Loans receivable at December 31, 2010 and 2009 are summarized as follows:

	2010	2009
First mortgage loans:
Secured by one- to four-family residences	$141,061,321	$151,550,443
Secured by:
Multifamily properties	57,461,170	63,469,801
Commercial properties	69,253,792	80,251,452
Construction and land development loans	4,193,756	12,196,069
Total first mortgage loans	271,970,039	307,467,765

Consumer loans:
Automobile	13,548,710	14,776,807
Second mortgage	51,349,053	55,824,595
Other	4,282,717	5,087,621
Total consumer loans	69,180,480	75,689,023

Total loans	341,150,519	383,156,788

Undisbursed portion of construction loans	(295,609)	(1,005,093)
Unearned premiums, net	83,528	154,602
Net deferred loan origination fees	(331,010)	(280,709)
	$340,607,428	$382,025,588

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Activity in the allowance for loan losses by segment for the year ended December 31, 2010 is summarized in the following table.

	For the Year Ended December 31, 2010
				1-4 Family
	Commercial	Construction and	Multi-Family	Residential
	Real Estate	Land Development	Real Estate	Real Estate	Consumer	Total
Allowance for Loan Losses:
Beginning balance	$1,991,889	$2,510,656	$620,475	$679,097	$1,368,478	$7,170,595
Charge-offs	(539,000)	(3,491,360)	(26,243)	(511,065)	(563,920)	(5,131,588)
Recoveries	-	-	-	675	16,179	16,854
Provisions	1,102,205	1,335,615	209,618	840,923	602,639	4,091,000
Ending balance	$2,555,094	$354,911	$803,850	$1,009,630	$1,423,376	$6,146,861

Activity in the allowance for loan losses is summarized as follows for the years ended December 31, 2009 and 2008:

	2009	2008

Balance, beginning	$5,379,155	$3,486,851
Provision charged to income	2,450,000	2,240,000
Loans charged off	(675,926)	(363,522)
Recoveries	17,366	15,826
Balance, ending	$7,170,595	$5,379,155

The following table presents the balance in the allowance for loan losses and recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2010.

	December 31, 2010
				1-4 Family
	Commercial	Construction and	Multi-Family	Residential
	Real Estate	Land Development	Real Estate	Real Estate	Consumer	Total
Allowance for Loan Losses:
Individually evaluated for impairment	$1,121,500	$237,000	$201,500	$85,111	$115,683	$1,760,794
Collectively evaluated for impairment	1,433,594	117,911	602,350	924,519	1,307,693	4,386,067
Total ending allowance balance	$2,555,094	$354,911	$803,850	$1,009,630	$1,423,376	$6,146,861

Loans:
Individually evaluated for impairment	$12,194,848	$3,301,345	$1,558,628	$5,167,369	$607,064	$22,829,254
Collectively evaluated for impairment	57,058,944	892,411	55,902,542	135,893,952	68,573,416	318,321,265
Total ending loan balance	$69,253,792	$4,193,756	$57,461,170	$141,061,321	$69,180,480	$341,150,519

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following is a summary of information pertaining to impaired loans as of December 31, 2009:

December 31,
2009

Impaired loans without a valuation allowance	$11,161,636
Impaired loans with a valuation allowance	11,593,200
Total impaired loans	$22,754,836

Valuation allowance related to impaired loans	$3,158,303

The following table summarizes the recorded investment in impaired loans by segment, including loans for which no impairment is recorded, loans for which an impairment is recorded, and the resulting allowance for the impairment by segment as of December 31, 2010.

	December 31, 2010

		Unpaid Principal	Associated
	Carrying Amount	Balance	Allowance
With no specific allowance recorded:
Commercial Real Estate	$1,584,352	$1,852,852	$-
Construction and Land Development	892,017	2,962,017	-
Multi-Family Real Esate	-	-	-
1-4 Family Residential Real Estate	4,560,823	4,872,752	-
Consumer	433,793	442,786	-
With an allowance recorded:
Commercial Real Estate	10,610,496	10,610,496	1,121,500
Construction and Land Development	2,409,328	2,409,328	237,000
Multi-Family Real Esate	1,558,628	1,558,628	201,500
1-4 Family Residential Real Estate	606,546	606,546	85,111
Consumer	173,271	173,271	115,683
Total:
Commercial Real Estate	12,194,848	12,463,348	1,121,500
Construction and Land Development	3,301,345	5,371,345	237,000
Multi-Family Real Esate	1,558,628	1,558,628	201,500
1-4 Family Residential Real Estate	5,167,369	5,479,298	85,111
Consumer	607,064	616,057	115,683
	$22,829,254	$25,488,676	$1,760,794

The average investment in impaired loans during the years ended December 31, 2010, 2009 and 2008 totaled $25,037,371, $11,779,012 and $2,625,425, respectively.  Interest income recognized on impaired loans was approximately $572,000 and $931,000 for years ended 2010 and 2009 respectively, and insignificant for the year ended 2008.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Credit Quality Indicators

Credit quality indicators are used by management in determining the allowance for loan losses.  The primary credit quality indicators used by management include loan classification and delinquency status.  These indicators are used to identify and evaluate trends and deterioration in the loan portfolio.

The primary credit quality indicator used by management in the commercial real estate, construction and land development, and multi-family real estate loan portfolios is the internal classification of the loans.  Loans in these portfolios that are over $500,000 are reviewed annually at which time they are assigned a classification.  Loans may also be reviewed prior to the annual review cycle based on current information that becomes available regarding the borrower’s ability to service the loan.  Loans may be classified as watch, special mention, substandard, or doubtful.  An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.  Substandard assets include those characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected.  Assets classified as doubtful have all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.  Assets that do not expose the bank to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve management’s close attention are designated as special mention.  If left uncorrected, these potential weaknesses could increase the level of risk to the Bank in the future.  Commercial loans to borrowers whose most recent financial information shows deterioration in the earliest stages and warrant greater than routine attention and monitoring by management are designated as watch.

The primary credit quality indicator used by management in the residential real estate and consumer loan portfolios is the delinquency status of the loans.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following table summarizes the recorded investment in loan segments by credit quality indicator as of December 31, 2010.  Past due status is reported as of December 31, 2010.  Internal classification ratings reflect the most recent classification assigned generally based on an annual review performed during 2010.

Commercial Loans
Credit risk profile by internally assigned grade

	Commercial	Construction and	Multi-Family
	Real Estate	Land Development	Real Estate	Total
Grade:
Pass	$53,092,384	$892,411	$53,291,156	$107,275,951
Watch	3,966,560	-	2,611,386	6,577,946
Special Mention	-	-	-	-
Substandard	11,073,348	3,064,345	1,357,128	15,494,821
Doubtful	1,121,500	237,000	201,500	1,560,000
	$69,253,792	$4,193,756	$57,461,170	$130,908,718

Residential Real Estate and Consumer Loans
Credit risk profile based on delinquency status

	1-4 Family
	Residential	Second	Other Consumer
	Real Estate	Mortgage	Loans	Total
Current	$137,430,650	$50,136,653	$17,590,417	$205,157,720
Past due 30-89 days	1,473,094	786,900	203,341	2,463,335
Past due 90 days and greater	2,157,577	425,500	37,669	2,620,746
	$141,061,321	$51,349,053	$17,831,427	$210,241,801

An aging analysis of the recorded investment in loans by segment at December 31, 2010 is summarized as follows.

	30-89 Days	90 Days Past Due
	Past Due	and Greater	Total Past Due	Current	Total
December 31, 2010
Commercial Loans:
Commercial Real Estate	$-	$440,193	$440,193	$68,813,599	$69,253,792
Construction and Land Development	-	1,411,752	1,411,752	2,782,004	4,193,756
Multi-Family Real Estate	373,518	1,558,628	1,932,146	55,529,024	57,461,170
1-4 Family Residential Real Estate	1,473,094	2,157,577	3,630,671	137,430,650	141,061,321
Consumer:
Second mortgage	786,900	425,500	1,212,400	50,136,653	51,349,053
Other consumer loans	203,341	37,669	241,010	17,590,417	17,831,427
	$2,836,853	$6,031,319	$8,868,172	$332,282,347	$341,150,519

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Nonaccrual loans at December 31, 2009 were $14,349,340.  There were no loans greater than 90 days past due and still accruing interest at December 31, 2010 and December 31, 2009.  Nonaccrual loans at December 31, 2010 by segment are summarized below:

Nonaccrual
Loans
December 31, 2010
Commercial Loans:
Commercial Real Estate	$5,408,650
Construction and Land Development	1,679,839
Multi-Family Real Estate	1,558,628
1-4 Family Residential Real Estate	2,459,406
Consumer:
Second mortgage	425,500
Other consumer loans	37,669
$11,569,692

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, executive officers and their immediate families (commonly referred to as related parties), all of which have been made, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated third parties.

Activity in loans receivable from certain related parties of the Company consisted of the following for the years ended December 31, 2010 and 2009:

	2010	2009

Beginning balance	$301,882	$571,845
New loans	491,414	168,164
Available line of credit balance	(155,537)	(5,723)
Change in status	(122,925)	(423,009)
Repayments	(18,196)	(9,395)
Ending balance	$496,638	$301,882

Note 5.	Loan Servicing

Mortgage loans serviced for the Federal Home Loan Mortgage Corporation (FHLMC), the Mortgage Partnership Finance (MPF) Program of the FHLB of Des Moines, and other banks are not included in the accompanying consolidated statements of financial condition.  The unpaid principal balances of these loans at December 31, 2010 and 2009 were $137,442,623 and $123,549,128, respectively.  Included in deposits are custodial escrow balances maintained in connection with the foregoing loan servicing of $1,237,935 and $1,001,762 at December 31, 2010 and 2009, respectively.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 6.	Premises and Equipment

Premises and equipment consisted of the following at December 31:

	2010	2009

Land	$3,765,799	$3,765,799
Buildings and improvements	11,043,738	10,986,738
Leasehold improvements	58,552	58,552
Furniture, fixtures and equipment	5,149,780	4,903,979
Vehicles	156,807	156,807
	20,174,676	19,871,875
Less accumulated depreciation	8,676,093	7,989,036
	$11,498,583	$11,882,839

Note 7.	Deposits

Deposits at December 31 were as follows:

	2010	2009
Demand deposit accounts:
Noninterest-bearing	$19,089,162	$16,184,866
Interest-bearing	116,865,788	77,694,324
Savings accounts	30,713,715	28,865,675
Money market savings	33,999,781	36,095,478
Certificates of deposit	149,164,458	175,972,717
	$349,832,904	$334,813,060

Scheduled maturities of certificates of deposit at December 31 were as follows:

Year ending December 31:	2010
2011	$77,082,518
2012	24,655,231
2013	19,025,256
2014	18,100,468
2015	10,300,985
$149,164,458

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Interest expense on deposits consisted of the following:

	Years Ended December 31,
	2010	2009	2008

Demand deposit accounts	$773,780	$171,281	$313,143
Savings accounts	53,479	54,959	75,974
Money market savings	198,528	297,135	578,221
Certificates of deposit	4,288,145	6,278,631	9,797,052
	$5,313,932	$6,802,006	$10,764,390

The aggregate amounts of certificates of deposit in excess of $100,000 were $25,588,973 and $27,191,701 as of December 31, 2010 and 2009, respectively.  Certificates of deposit include approximately $558,000 and $601,000 of brokered certificates of deposit as of December 31, 2010 and 2009, respectively.

Note 8.	Borrowed Funds

Borrowed funds at December 31, 2010 consist of borrowings from the FHLB as follows:

	Weighted-
Stated	Average
Maturity	Interest Rate	Amount

2011	3.96%	29,000,000
2012	4.33	13,000,000
2013	1.30	1,750,000
2014	1.82	1,000,000
2015	1.68	1,500,000
Thereafter	2.65	3,000,000
	3.77%	$49,250,000

Borrowed funds at December 31, 2009 included borrowings from the FHLB of $66,500,000.  Such borrowings carried a weighted-average interest rate of 4.47% with maturities ranging from 2010 through 2012.

The FHLB borrowings are collateralized by FHLB stock and qualifying first and second mortgage loans representing various percentages of the total borrowings outstanding.  At December 31, 2010, loans with a principal balance of $191,941,013 were pledged to the FHLB.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9.	Income Taxes and Retained Earnings

Under previous law, the provisions of the IRS and similar sections of Iowa law permitted the Bank to deduct from taxable income an allowance for bad debts based on 8% of taxable income before such deduction or actual loss experience.  Legislation passed in 1996 eliminated the percentage of taxable income method as an option for computing bad debt deductions for 1996 and in all future years.

Deferred taxes have been provided for the difference between tax bad debt reserves and the loan loss allowances recorded in the financial statements subsequent to December 31, 1987.  However, at December 31, 2010, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of approximately $2,445,000 as of December 31, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses.  If these amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then-existing rates.  The approximate amount of unrecognized tax liability associated with these historical additions is $929,000.

Income tax expense (benefit) is summarized as follows:

	Years Ended December 31,
	2010	2009	2008

Current	$222,614	$791,876	$628,933
Deferred	254,886	732,824	(1,989,333)
	$477,500	$1,524,700	$(1,360,400)

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Deferred tax assets and liabilities consisted of the following components as of December 31, 2010 and 2009:

	2010	2009

Deferred tax assets:
Allowance for loan losses	$2,293,000	$2,675,000
Impairment on available-for-sale securities	-	175,000
Capital loss carry forward	391,000	211,000
Deferred directors fees and compensation	60,000	53,000
Deferred income	32,000	46,000
Accrued expenses	323,000	298,000
Tax credit carryforward	59,000	-
Stock-based compensation expense	70,000	70,000
Unrealized losses on securities available for sale	53,000	-
Other	135,000	43,000
Total gross deferred tax assets	3,416,000	3,571,000

Valuation allowance	(382,000)	(376,000)
Net deferred tax assets	3,034,000	3,195,000

Deferred tax liabilities:
Federal Home Loan Bank stock dividend	9,000	9,000
Premises and equipment	356,000	339,000
Unrealized gains on securities available-for-sale	-	122,000
Title plant	204,000	202,000
Servicing rights	287,000	263,000
Other	26,406	29,029
Total gross deferred tax liabilities	882,406	964,029

Net deferred tax assets	$2,151,594	$2,230,971
The valuation allowance for deferred tax assets at December 31, 2010 and 2009, totaled $382,000 and $376,000 respectively.  The net change in the valuation allowance for the year ended December 31, 2010 was an increase of $6,000.  The valuation allowance and the change in valuation allowance relate to realized and unrealized capital losses on certain equity investments in which the Company does not expect to be able to realize related tax benefits because of limitations on utilization of capital losses only against capital gains for federal and state tax purposes.  However, during 2008 a new federal tax law changed the character of gains and losses on certain preferred stock from capital to ordinary, causing a reduction in the required valuation allowance.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

	Year Ended December 31,
	2010		2009		2008
		Percent		Percent		Percent
		of Pretax		of Pretax		of Pretax
	Amount	Income	Amount	Income	Amount	Income

Income (loss) before income taxes	$742,161	34.0%	$1,602,731	34.0%	$(2,596,380)	(34.0)%
Nontaxable income	(142,534)	(6.5)	(134,292)	(2.8)	(206,856)	(2.7)
State income tax, net of
federal income tax benefit	59,477	2.7	109,659	2.3	(148,000)	(1.9)
Low-income housing tax credit	(191,356)	(8.8)	(139,287)	(3.0)	(139,396)	(1.8)
KSOP	(1,398)	(0.1)	(1,398)	0.0	(54,971)	(0.7)
Increase (decrease) to valuation
allowance	(2,854)	(0.1)	(15,103)	(0.3)	151,044	1.9
Non deductible goodwill impairment			-	0.0	1,600,275	21.0
Decrease in liability for unrecognized tax benefits	(50,000)	(2.3)	-	0.0	-	0.0
Other	64,004	3.0	102,390	2.1	33,884	0.4
Income tax expense	$477,500	21.9%	$1,524,700	32.3%	$(1,360,400)	(17.8)%

Accounting guidance on uncertain tax positions addresses the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements.  The Company recognizes the tax benefits from an uncertain tax position only when it is more likely than not, based on the technical merits of the position, that the tax position will be sustained upon examination, including the resolution of any related appeals or litigation.  The tax benefits recognized in the consolidated financial statements from such a position are measured as the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.  As of December 31, 2010 and 2009 the liability for unrecognized tax benefits was $150,000 and $200,000, respectively.  The change is a result of tax positions taken during prior periods.

The Company has established contingency reserves for material, known tax exposures, including potential tax audit adjustments with respect to its state nexus issues.  The Company’s tax reserves reflect management’s judgment as to the resolution of the issues involved if subject to judicial review.  While the Company believes that its reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed its related reserve.  With respect to these reserves, the Company’s income tax expense would include (1) any changes in tax reserves arising from material changes during the period in the facts and circumstances (i.e., new information) surrounding a tax issue, and (2) any difference from the Company’s tax position as recorded in the financial statements and the final resolution of a tax issue during the period.

Income tax returns for the years 2007 through 2010, with few exceptions, remain open to examination by federal and state taxing authorities.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 10.	Employee Benefit Plans

Retirement plans:  The Bank participates in a multi-employer defined benefit pension plan covering substantially all full-time employees.  Since this is a multi-employer plan, information as to actuarial valuations and net assets available for benefits by participating institutions is not available.  The Bank recognized $211,000, $98,000 and $320,000 in pension expense for the years ended December 31, 2010, 2009 and 2008, respectively.  Effective July 1, 2008 the plan was frozen, eliminating future benefit accruals.

The Bank also has a defined contribution plan covering substantially all employees, the 401(k) and Stock Ownership Plan (the Plan).  Effective January 1, 2009, the 401(k) and Stock Ownership Plan merged with the employee stock ownership plan (ESOP).  The new combined plan consists of two components.  The first component is intended to qualify as a profit sharing plan under Code Section 401(a) and includes a qualified cash or deferred arrangement under Code Section 401(k).  This component includes elective deferral contributions, matching contributions and discretionary contributions invested in assets other than qualifying employer securities.  The second component, the ESOP component, is intended to qualify as a qualified stock bonus plan under Code Section 401(a) and as an employee stock ownership plan under Code Section 4975(e)(7).  This component includes elective deferral contributions, matching contributions and discretionary contributions primarily invested in qualifying employer securities.  The plan provides for participant-directed investments and is intended to comply with ERISA Section 404(c).

The contributions made by the Company to the plan are determined by matching contributions on elective deferrals and a profit sharing component determined annually by the Board of Directors.  Contribution expense for the years ended December 31, 2010, 2009, and 2008 totaled approximately $141,197, $136,011, and $182,495, respectively.

As of December 2010 and 2009, the combined plan held 189,941 shares and 183,682 shares respectively, of the Company stock. These shares are included in the computation of earnings per share.  Dividends on shares held in the plan may be reinvested in Company stock or paid in cash to the participants, at the election of the participants.

Employment agreements:  The Company and the Bank have entered into employment agreements with certain key officers.  Under the terms of the agreements, the employees are entitled to additional compensation in the event of a change of control of the Bank or the Company, and the employees are involuntarily terminated within the remaining unexpired employment period, up to 36 months; however, these rights are limited as a result of the Company’s participation in the U.S. Treasury’s Troubled Asset Relief Program (TARP) Capital Purchase Program (CPP) in January 2009.  A change in control is generally triggered by the acquisition or control of 20% or more of the common stock.  The agreements extend for up to 36 months.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 11.	Stock Based Compensation Plans

In 1996, the stockholders of the Company ratified the 1996 Incentive Stock Option Plan (the 1996 Plan), which permitted the grant of 441,105 shares of common stock to its directors and employees.  The 1996 Plan was intended to promote stock ownership by directors and selected officers of the Company to increase their proprietary interest in the success of the Company and to encourage them to remain employed with the Company or its subsidiaries.  The 1996 Plan provided for the grant of options at an exercise price equal to the market price of the Company’s stock on the date of grant.  The option awards have a 10-year contractual term.  Options granted to officers vest in five equal annual installments commencing on the first anniversary of the grant date and continuing each anniversary date thereafter. The options granted to officers expire ten years from the date of grant unless an earlier expiration date is triggered by death, disability, retirement or termination, as described in the 1996 Plan.  Options granted to directors vest immediately and expire ten years from the date of grant, unless an earlier expiration date is triggered by removal for cause.  All awards were nonqualified stock options.  Effective April 2006, upon stockholder approval of the North Central Bancshares, Inc. 2006 Stock Incentive Plan (the 2006 Plan), no further awards under the 1996 Plan may be granted.

On April 28, 2006, the stockholders of the Company approved the Company’s adoption of the 2006 Plan, which permits the grant of 125,000 shares of common stock to its directors and officers.  The 2006 Plan is intended to promote growth and profitability, to provide certain key officers and non-employee directors of the Company with an incentive to achieve corporate objectives, to attract and retain individuals of outstanding competence, and to provide such individuals with an equity interest in the Company.  Awards granted under the 2006 Plan may include stock options, restricted stock grants and stock appreciation rights.  The 2006 Plan provides for the grant of options at an exercise price no less than the market price of the Company’s stock on the date of grant.  The option awards may have a contractual term up to 10 years. The 2006 Plan is administered by the Compensation Committee of the Company’s Board of Directors, including determining the type of awards made and establishing other terms and conditions applicable to the award.  As of December 31, 2010, a total of 17,395 shares have been awarded under the 2006 Plan in the form of stock options and restricted stock grants.  Shares available for grant under the 2006 Plan totaled 107,605 shares as of December 31, 2010.

Compensation expense for stock-based awards is recorded over the vesting period at the fair value of the award at the time of grant.  The exercise price of options granted under the Company’s incentive plans is equal to the fair market value of the underlying stock at the grant date.  The Company assumes no projected forfeitures on its stock-based compensation, since actual historical pre-vesting forfeiture rates on its stock-based incentive awards have been negligible.

Total employee stock-based compensation was as follows as of December 31:

	2010	2009	2008

Total employee stock-based compensation
expense recognized in income, net of tax effect
of $21,261 in 2010, $22,810 in 2009, and $45,036 in 2008	$35,739	$38,344	$83,105

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2010, stock-based compensation expense not yet recognized in income totaled $24,325, which is expected to be recognized over a weighted average remaining period of 0.9 years.

At the grant date, the fair value of options awarded to recipients is estimated using a Black-Scholes valuation model.  The exercise price of stock options equals the fair market value of the underlying stock at the date of grant.  There were no options granted in 2010, 2009, or 2008.  The intrinsic value of options exercised during the years ended December 31, 2009 and 2008 was $740 and $96, respectively.  No options were exercised during the year ended December 31, 2010.

The table below reflects option activity for the period indicated:

		Weighted-	Weighted-
		Average	Average
		Exercise	Remaining	Aggregate
	Number	Price per	Contractual	Intrinsic
	of Shares	Share	Term Years	Value (1)

Outstanding, December 31, 2009	65,200	$31.52
Forfeited	-	-
Exercised	-	-
Outstanding, December 31, 2010	65,200	$31.52	2.9	$0

Exercisable at December 31, 2010	65,200	$31.52	2.9

(1) Exercise price of all remaining options exceed December 31, 2010 trading price.

A summary of the status of the Company’s nonvested restricted shares as of December 31, 2010, and changes during the year ended December 31, 2010, is presented below:

		Weighted-
		Average
		Grant-Date
	Shares	Fair Value

Nonvested at January 1, 2010	3,500	$14.27
Granted	3,000	17.88
Vested (2)	3,000	12.35
Forfeited	-	-
Nonvested at December 31, 2010	3,500	$19.01

(2) Average fair value per share at vesting date equaled $17.70.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 12.	Stockholders’ Equity

Preferred Stock:  On January 9, 2009, the Company issued 10,200 shares of perpetual cumulative senior preferred stock to the U.S. Department of the Treasury (the Treasury) under the Capital Purchase Program (CPP).  The preferred stock has a par value of $0.01 per share and a liquidation preference of $1,000 per share, or $10,200,000.  The fair value of the preferred stock at issue was $10,100,732 and the fair value of the common stock warrants issued in connection with the CPP was $99,268.  The fair value of the preferred stock was based on assumptions regarding the discount rate (market rate on the preferred stock, which was estimated to be approximately 99.03% at the date of issuance).  The fair value of the warrants were estimated at issue date using a Black-Scholes valuation model, with a market price of common stock on issue date of $10.50, a risk-free interest rate of 2.13%, expected price volatility of 19.48%, an expected life of 5 years, and an expected dividend yield of 0.38%.  Proceeds from the investment by Treasury were then allocated based upon the relative fair value of the warrants and preferred stock.  Dividends are payable quarterly at the rate of five percent per annum until the fifth anniversary date of the issuance and at a rate of nine percent per annum thereafter.  The dividends are computed on the basis of a 360-day year consisting of twelve 30-day months.  The dividends are payable quarterly in arrears on February 15, May 15, August 15, and November 15 of each year.

The senior preferred stock is non-voting, other than class voting rights on any authorization or issuance of shares ranking senior to the senior preferred stock, any amendment to the rights of senior preferred stock, or any merger, exchange, or similar transaction that would adversely affect the rights of the senior preferred stockholder(s).  If dividends are not paid in full for six dividend periods, whether or not consecutive, the Treasury will have the right to elect two directors of the Company’s Board.  The right to elect directors would end when full dividends have been paid for four consecutive dividend periods.

Effective February 17, 2009, the American Recovery and Reinvestment Act of 2009 (AARA) eliminated the restrictions on the source of repayment and the waiting period.  The AARA permits the Company to repay the funds received under the CPP without regard to whether the Company has replaced the funds from other sources or any waiting period, subject to consultation with the Office of Thrift Supervision (OTS).

The CPP requires that the Company be subject to Treasury standards for executive compensation and corporate governance as long as any obligation arising from financial assistance provided under the statute remains outstanding.  The CPP requires that the Treasury’s preferred stock be the senior debt of the Company for any future borrowings.  The Congress and Treasury may create additional provisions that could become retroactively applicable to the preferred stock.

Common Stock Warrants:  In connection with the issuance of the preferred stock described above, a common stock warrant exercisable for 99,157 shares of common stock was issued and is exercisable on or before January 9, 2019.  The warrant entitles the Treasury to purchase 99,157 shares of common stock at $15.43 per share.  The difference between the market value of a share of common stock and the exercise price of a share of common stock under the warrant was $1.26 per share as of December 31, 2010.  Per the ARRA, if the Company repays the CPP funds in full, the Treasury would be required to liquidate the warrant at the current market price.

As holder of the common stock warrant, the Treasury is not entitled to vote, to receive dividends, or to exercise any other rights of common shareholders for any purpose until such warrants have been duly exercised.  The Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise.  The Company filed and intends to maintain at all times during the period the preferred stock is outstanding and during the period the warrant is exercisable, a “shelf” registration statement relating to the issuance of common shares underlying the warrant for the benefit of the warrant holder.

Regulatory capital requirements:  The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier I capital (as defined) to adjusted average assets (as defined) and tangible capital to adjusted assets.  Management believes, as of December 31, 2010, the Bank meets all capital adequacy requirements to which it is subject.

The Bank is currently categorized as well-capitalized under the regulatory framework for prompt corrective action.  To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table.  There are no conditions or events since those notifications that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented in the following table:

							To Be Well-Capitalized
				For Capital			Under Prompt Corrective
	Actual			Adequacy Purposes			Action Provisions
	Amount		Ratio	Amount		Ratio	Amount		Ratio
	(000’s	)		(000’s	)		(000’s	)
As of December 31, 2010:
Total Capital (to risk-
weighted assets)	$50,029		16.5%	$24,194		8.0%	$30,242		10.0%
Tier I Capital (to risk-
weighted assets)	46,278		15.3	12,097		4.0	18,145		6.0
Tier I (Core) Capital
(to adjusted assets)	46,278		10.2	18,096		4.0	22,620		5.0
Tangible Capital (to
adjusted assets)	46,278		10.2	6,786		1.5	-		-
As of December 31, 2009:
Total Capital (to risk-
weighted assets)	$48,429		14.9%	$26,080		8.0%	$32,600		10.0%
Tier I Capital (to risk-
weighted assets)	44,450		13.6	13,040		4.0	19,560		6.0
Tier I (Core) Capital
(to adjusted assets)	44,450		9.8	13,636		3.0	22,727		5.0
Tangible Capital (to
adjusted assets)	44,450		9.8	6,818		1.5	-		-

Limitations on dividends and other capital distributions:  The OTS imposes limitations upon all capital distributions by savings institutions, including cash dividends.  An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution (Tier 1 Association) and has not been advised by the OTS that it is in need of more than normal supervision could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year provided the total amount of capital distributions (including the proposed capital distribution) for the applicable calendar year does not exceed the institution’s year-to-date net income plus retained net income for the preceding two years.  Any additional capital distributions would require prior regulatory approval.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

However, since the Company is a TARP CPP recipient, the ability of the Company to declare and pay dividends is subject to restrictions, including the requirement that we obtain the consent of the Treasury prior to increasing dividend payments above current levels unless and until the Treasury no longer holds shares of the Series A Preferred Stock.

Note 13.	Other Noninterest Income and Expense

Other noninterest income amounts are summarized as follows for the years ended December 31:

	2010	2009	2008

Increase in cash surrender value - BOLI	$244,183	$249,810	$249,270
Investment and insurance sales	637,822	772,575	622,467
Foreclosed real estate net earnings (loss)	(195,388)	(79,743)	(203,146)
Rental income	484,725	480,050	480,935
All other	160,617	12,791	(49,161)
	$1,331,959	$1,435,483	$1,100,365

Other noninterest expense amounts are summarized as follows for the years ended December 31:

	2010	2009	2008

Advertising and promotion	$366,681	$511,567	$507,073
Professional fees	615,313	772,602	375,832
Printing, postage, stationery and supplies	442,916	441,802	431,170
Checking account charges	335,364	370,229	377,734
Insurance (non-employee)	166,783	167,613	165,781
OTS general assessment	127,248	129,935	125,551
Telephone	155,501	148,215	147,051
Apartment operating costs	347,492	344,438	341,484
Employee costs	208,154	165,926	188,634
ATM expense	623,188	576,693	545,916
All other	1,128,006	1,075,556	990,419
	$4,516,646	$4,704,576	$4,196,645

Note 14.	Financial Instruments with Off-Statement of Financial Condition Risk

The Bank is a party to financial instruments with off-statement of financial condition risk in the normal course of business to meet the financing needs of its customers.  These financial instruments consist primarily of commitments to extend credit.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition.  The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-statement of financial condition instruments.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

A summary of the contract amount of the Bank’s exposure to off-statement of financial condition risk for commitments to extend credit is as follows:

	Contract or Notional Amount
	December 31,
	2010	2009

Mortgage loans (including one- to four-family, multifamily
and commercial loans)	$2,142,750	$1,411,577
Undisbursed overdraft loan privileges and undisbursed home
equity lines of credit	13,513,957	11,732,196

At December 31, 2010, the mortgage loan commitments above were comprised of commitments carrying a weighted-average interest rate of 4.70%.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts above do not necessarily represent future cash requirements.  The Bank evaluates each customer’s creditworthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit, is based on management’s credit evaluation of the counterparty.  Collateral held varies but normally includes real estate and personal property.

The Bank has committed to purchase $1,500,000 of pro rata loan participation ownership interests from the Neighborhood Finance Corporation (NFC).  NFC is a non-profit organization with a mission to provide lending programs and related services to help revitalize targeted low-to-moderate income neighborhoods in Polk County, Iowa.  At December 31, 2010, the remaining commitment was $798,105.

The Bank is a limited partner in two low income housing tax credit partnerships and has committed to a total investment of $865,861 in the partnerships.  At December 31, 2010 and 2009, the remaining commitment was $476,223 and $862,400, respectively.

Contingencies:  In the normal course of business, the Company is involved in various legal proceedings.  In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

Note 15.	Lending Activities and Concentrations of Credit Risk

The Bank generally originates single family residential loans within its primary lending area comprised of Webster, Story, Des Moines, Dallas, Polk and Henry counties in Iowa.  The Bank’s underwriting policies require such loans to be 80% loan-to-value based upon appraised values unless private mortgage insurance is obtained.  Approximately $91,495,000 of the Bank’s first mortgage loan portfolio at December 31, 2010 consisted of loans purchased or originated outside the State of Iowa.  At December 31, 2010, concentrations by state include California with $24,386,000, Washington with $11,360,000 and Utah with $7,320,000.  These are generally one-to-four family, multifamily residential and commercial real estate loans secured by the underlying properties.  The loans are subject to the same underwriting guidelines as loans originated locally.  The Bank is also active in originating secured consumer loans to its customers, primarily automobile and second mortgage loans.  Collateral for substantially all consumer loans consists of security agreements and/or Uniform Commercial Code filings on the purchased asset.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 16.	Fair Value

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures.  The Company did not have any liabilities that were required to be valued at fair value under ASC 820 at December 31, 2010. The Company’s securities available-for-sale are recorded at fair value on a recurring basis.  Additionally, from time to time, the Company may be required to record at fair value other assets or liabilities on a non-recurring basis, such as foreclosed real estate and impaired loans.  These non-recurring fair value adjustments involve the application of lower-of-cost-or-fair value accounting or write-downs of individual assets.

In accordance with ASC 820, the Company groups its assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value.  These levels are:

1.	Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

2.	Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for for which all significant assumptions are observable in the market.

3.	Level 3 – Valuation is generated from model-based techniques that use significant assumptionsnot observable in the market. These unobservable assumptions reflect the Company’s ownestimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Fair value measurements for assets measured at fair value on a recurring basis at December 31, 2010 and December 31, 2009 were as follows:

	Fair Value Measurements at December 31, 2010

	Quoted Prices in Active
	Markets For	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)
Description

Debt securities:
State and local obligations	$-	$4,989,663	$-	$4,989,663
Mortgage-backed securities	-	13,862,829	-	13,862,829
Collateralized mortgage obligations	-	19,288,124	-	19,288,124
Corporate bonds	1,601,236	-	-	1,601,236
U.S. Government agencies	-	8,693,919	-	8,693,919
Total Securities available-for-sale	$1,601,236	$46,834,535	-	$48,435,771

	Fair Value Measurements at December 31, 2009

	Quoted Prices in Active
	Markets For	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)
Description

Equity securities, mutual fund:	$206,881	$-	$-	$206,881

Debt securities:
State and local obligations	-	4,326,497	-	4,326,497
Mortgage-backed securities	-	11,165,313	-	11,165,313
U.S. Government agencies	-	7,476,510	-	7,476,510
	-	22,968,320	-	22,968,320
Total Securities available-for-sale	$206,881	$22,968,320	-	$23,175,201

When available, quoted market prices are used to determine the fair value of investment securities and such items are classified within Level 1 of the fair value hierarchy.  Examples include equity securities, U.S. Treasury securities and certain corporate bonds.  For other securities, the Company determines fair value based on various sources and may apply matrix pricing with observable prices for similar bonds where a price for the identical bond is not observable.  Securities measured at fair value by such methods are classified as Level 2.  The fair values of Level 2 securities are determined by pricing models that consider observable market data, such as interest rate volatilities, LIBOR yield curve, credit spreads and prices from market makers, and live trading systems.  Certain securities are not valued based on observable inputs and are, therefore, classified as Level 3.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The fair value of these securities is based on management’s best estimates.  The Company’s policy is to recognize transfer between levels at the end of each reporting period, if applicable.

During 2010, two corporate securities totaling $1,601,236 at the time of transfer were transferred to Level 1 from Level 2 due to the Company becoming aware of an active market for these securities.

Fair value measurements for assets measured at fair value on a nonrecurring basis were as follows:

	2010
	Quoted Prices
	in Active Markets	Significant Other	Significant
	for Identical Assets	Observable Inputs	Unobservable Inputs
Description	(Level 1)	(Level 2)	(Level 3)	Total

Impaired loans	$-	$-	$13,597,475	$13,597,475
Foreclosed real estate	-	-	4,586,399	4,586,399
Total	$-	$-	$18,183,874	$18,183,874

	2009
	Quoted Prices
	in Active Markets	Significant Other	Significant
	for Identical Assets	Observable Inputs	Unobservable Inputs
Description	(Level 1)	(Level 2)	(Level 3)	Total

Impaired loans	$-	$-	$8,434,897	$8,434,897
Foreclosed real estate	-	-	1,709,128	1,709,128
Total	$-	$-	$10,144,025	$10,144,025

Impaired loans are evaluated and valued at the time the loan is identified as impaired, at the lower of cost or fair value.  Fair value is measured based on the value of the collateral securing these loans or discounted cash flows and is classified at a Level 3 in the fair value hierarchy.  Collateral may be real estate and/or business assets including equipment, inventory and/or accounts receivable.  Such collateral’s fair value is determined based on appraisals by qualified licensed appraisers hired by the Company, and/or management’s expertise and knowledge of the client and client’s business.

Foreclosed real estate is initially recorded at fair value less estimated selling costs.  Subsequently it is carried at the lower of cost or fair value less estimated selling costs.  Fair value is estimated through current appraisals or listing prices.  Estimated fair values may be adjusted by management to reflect current economic and market conditions and, as such, are classified as Level 3.

Fair Value Disclosures

Generally accepted accounting principles require disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis.  The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above.  The methodologies for other financial assets and financial liabilities are discussed below:

Cash and due from banks:  The carrying amount of cash and due from banks represents the fair value.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Investments in certificates of deposit:  The fair value of investments in certificates of deposit is estimated based on discounted cash flows using current market interest rates.

Federal Home Loan Bank stock:  The fair value of this untraded stock is estimated at its carrying value because the Company is able to redeem the stock with the Federal Home Loan Bank at par value.

Loans held for sale:  Fair values are based on quoted market prices of similar loans sold on the secondary market.

Loans:  For variable-rate loans that reprice frequently and have experienced no significant change in credit risk, fair values are based on carrying values.  Fair values for all other loans are estimated based on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Deposits:  Fair values disclosed for demand, savings and money market savings deposits equal their carrying amounts, which represent the amount payable on demand.  Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits.

Borrowed funds:  The fair value of borrowed funds is estimated based on discounted cash flows using currently available borrowing rates.

Accrued interest receivable and payable:  The fair values of both accrued interest receivable and payable are their carrying amounts.

Commitments to extend credit:  The fair values of commitments to extend credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and creditworthiness of the counterparties.  At December 31, 2010 and 2009, the carrying amount and fair value of the commitments were not significant.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The carrying amounts and fair values of the Company’s financial instruments as of December 31, 2010 and 2009 were as follows:

	2010		2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
		(nearest 000)		(nearest 000)
Financial assets:
Cash and due from banks	$20,603,808	$20,604,000	$21,766,170	$21,766,000
Investments in certificates of deposit	12,689,000	12,689,000	-	-
Securities available for sale	48,435,771	48,436,000	23,175,201	23,175,000
FHLB stock	3,017,200	3,017,000	3,924,700	3,925,000
Loans, net	334,460,567	341,055,000	374,854,993	384,950,000
Loans held for sale	332,178	332,000	1,333,933	1,334,000
Accrued interest receivable	1,754,292	1,754,000	1,867,970	1,868,000
Financial liabilities:
Deposits	349,832,904	353,328,000	334,813,060	338,105,000
Borrowed funds	49,250,000	51,118,000	66,500,000	69,132,000
Accrued interest payable	162,034	162,000	330,804	331,000

Note 17.	Restriction on Stockholders’ Equity

In 1996, the Company completed a Plan of Conversion and Reorganization, whereby the Company became a publicly traded Iowa corporation, and the previous mutual organization ceased to exist.  The Plan provided that when the conversion was completed, a “Liquidation Account” would be established in an amount equal to the amount of any dividends waived by the previous mutual holding company (totaling approximately $1,897,000), plus 65.5% of the Bank’s total stockholders’ equity, as reflected in its latest statement of financial condition in the final prospectus utilized in the conversion.  The Liquidation Account is established to provide a limited priority claim to the assets of the Bank to qualifying depositors as of specified dates (Eligible Account Holders and Supplemental Eligible Account Holders) who continue to maintain deposits in the Bank after the conversion.  In the unlikely event of a complete liquidation of the Bank, and only in such an event, Eligible Account Holders and Supplemental Eligible Account Holders would receive from the Liquidation Account a liquidation distribution based on their proportionate share of the then total remaining qualifying deposits.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 18.	Earnings (Loss) Per Common Share

Presented below is the reconciliation of the numerators and denominators of the computations for earnings (loss) per common share and earnings (loss) per common share - diluted, for the years ended December 31:

	2010	2009	2008

Basic earnings (loss) per common share:
Net income (loss)	$1,705,325	$3,189,216	$(6,276,011)
Preferred stock dividends and accretion of discount	528,800	514,924	-
Net income (loss) available to common stockholders	$1,176,525	$2,674,292	$(6,276,011)
Weighted average common shares outstanding - basic	1,346,949	1,342,320	1,339,388
Basic earnings (loss) per common share	$0.87	$1.99	$(4.69)

Diluted earnings (loss) per common share:
Net income (loss) available to common stockholders	$1,176,525	$2,674,292	$(6,276,011)
Weighted average common shares oustanding - basic	1,346,949	1,342,320	1,339,388
Effect of dilutive securities:
Stock Options (1) (2)	-	69	-
Restricted Stock (1)	3,578	3,356	-
Common stock warrant (1)	2,115	708	-
Total diluted average common shares issued and outstanding	1,352,642	1,346,453	1,339,388
Diluted earnings (loss) per common share	$0.87	$1.99	$(4.69)

(1) For the year ended December 31, 2008, stock options to purchase 74,000 shares of common stock and 3,300 shares of restricted stock were not dilutive due to the net loss.
(2) For the year ended December 31, 2010, stock options to purchase 65,200 shares of common stock were not dilutive due to the exercise price of the options exceeding the average closing price of the Company's common stock.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 19.	North Central Bancshares, Inc. (Parent Company Only) Condensed Financial Statements

	Statements of Financial Condition
	December 31,
	2010	2009

ASSETS

Cash	$202,722	$121,894
Loans receivable, net	2,075,000	2,900,000
Investment in First Federal Savings Bank of Iowa	46,860,296	45,334,314
Deferred taxes	2,455	2,455
Prepaid and other assets	49,332	-

Total assets	$49,189,805	$48,358,663

LIABILITIES AND EQUITY

LIABILITIES
Accrued expenses and other liabilities	$14,515	$79,845

Total liabilities	14,515	79,845

EQUITY
Preferred stock	10,137,381	10,118,581
Common stock	13,502	13,471
Additional paid-in capital	18,066,437	18,009,468
Retained earnings	21,047,295	19,924,798
Accumulated other comprehensive income (loss)	(89,325)	212,500

Total equity	49,175,290	48,278,818

Total liabilities and equity	$49,189,805	$48,358,663

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

	Statements of Income
	Years Ended December 31,
	2010	2009	2008
Operating income:
Equity in net income (loss) of subsidiary	$1,770,807	$3,252,339	$(6,182,879)
Interest income	78,365	73,662	9,495
	1,849,172	3,326,001	(6,173,384)

Operating expenses:
Compensation and employee benefits	18,000	17,575	18,300
Other	168,047	151,810	144,927
	186,047	169,385	163,227

Income (loss) before income tax (benefit)	1,663,125	3,156,616	(6,336,611)

Income tax (benefit)	(42,200)	(32,600)	(60,600)

Net income (loss)	$1,705,325	$3,189,216	$(6,276,011)

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Statements of Cash Flows
Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,705,325	$3,189,216	$(6,276,011)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Equity in net (income) loss of First Federal Savings
Bank of Iowa	(1,770,807)	(3,252,339)	6,182,879
Dividends received from First Federal Savings
Bank of Iowa	-	-	915,000
Change in deferred income taxes	-	-	6,266
Change in assets and liabilities:
Prepaid expenses and other assets	(49,332)	16,665	(7,793)
Accrued expenses and other liabilities	(65,360)	66,362	-
Net cash provided by (used in) operating activities	(180,174)	19,904	820,341

CASH FLOWS FROM INVESTING ACTIVITIES, net
Net (increase) decrease in loans receivable	825,000	(2,841,822)	548,697
Proceeds from sale of securities available-for-sale	-	-	9,850
Net cash provided by (used in) investing activities	825,000	(2,841,822)	558,547

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock, preferred
stock and common stock warrant	-	10,230,000	4,504
Capital contribution to subsidiary	-	(6,800,000)	-
Common and preferred dividends paid	(563,998)	(487,298)	(1,421,779)
Net cash provided by (used in) financing activities	(563,998)	2,942,702	(1,417,275)

Net change in cash and cash equivalents	80,828	120,784	(38,387)

CASH
Beginning	121,894	1,110	39,497
Ending	$202,722	$121,894	$1,110

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 20.	Quarterly Results of Operations (Unaudited)

	Year Ended December 31, 2010
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In thousands, except per share amounts)

Interest income	$5,788	$5,594	$5,476	$5,351
Interest expense	2,022	1,964	1,942	1,818
Net interest income	3,766	3,630	3,534	3,533
Provision for loan losses	800	1,610	168	1,513
Net interest income after
provision for loan losses	2,966	2,020	3,366	2,020

Noninterest income:
Fees and service charges	1,077	1,216	1,266	1,214
Abstract fees	143	164	175	155
Mortgage banking income	112	129	351	374
Loan prepayment fees	10	17	2	6
Other income	323	348	404	257
Total noninterest income	1,665	1,874	2,198	2,006

Investment securities gains (losses), net:
Total other-than-temporary impairment losses	-	-	-	-
Portion of loss recognized in other
comprehensive income (loss) before taxes	-	-	-	-
Net impairment losses recognized in earnings	-	-	-	-
Realized securities gains (losses), net	8	-
Total securities gains (losses), net	8	-	-	-

Noninterest expense:
Compensation and employee benefits	1,890	1,880	1,929	1,916
Premises and equipment	501	484	460	450
Data processing	213	230	217	212
FDIC insurance expense	144	140	135	143
Foreclosed real estate impairment	10	307	7	155
Other	996	1,162	1,139	1,220
Total noninterest expense	3,754	4,203	3,887	4,096

Income (loss) before income taxes	885	(309)	1,677	(70)

Provision (benefits) for income taxes	256	(180)	512	(110)
Net income (loss)	$629	$(129)	$1,165	$40

Basic earnings (loss) per common share	$0.37	$(0.19)	$0.77	$(0.07)

Diluted earnings (loss) per common share	$0.37	$(0.19)	$0.76	$(0.07)

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

	Year Ended December 31, 2009
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In thousands, except per share amounts)

Interest income	$6,466	$6,287	$6,158	$5,988
Interest expense	3,068	2,675	2,406	2,189
Net interest income	3,398	3,612	3,752	3,799
Provision for loan losses	160	610	450	1,230
Net interest income after
provision for loan losses	3,238	3,002	3,302	2,569

Noninterest income:
Fees and service charges	1,048	1,208	1,279	1,173
Abstract fees	217	283	223	206
Mortgage banking income	315	332	177	152
Loan prepayment fees	13	199	31	7
Other income	371	395	353	316
Total noninterest income	1,964	2,417	2,063	1,854

Investment securities gains (losses), net:
Total other-than-temporary impairment losses	-	(23)	-	-
Portion of loss recognized in other
comprehensive income (loss) before taxes	-	-	-	-
Net impairment losses recognized in earnings	-	(23)	-	-
Realized securities gains (losses), net	(10)	(10)	5	377
Total securities gains (losses), net	(10)	(33)	5	377

Noninterest expense:
Compensation and employee benefits	1,868	1,845	1,856	1,795
Premises and equipment	487	442	464	486
Data processing	208	200	186	215
FDIC insurance expense	99	373	144	144
Foreclosed real estate impairment	84	-	35	399
Other	1,309	1,176	1,170	1,049
Total noninterest expense	4,055	4,036	3,855	4,088

Income before income taxes	1,137	1,350	1,515	712

Provision for income taxes	355	456	513	201
Net income	$782	$894	$1,002	$511

Basic earnings per common share	$0.49	$0.57	$0.65	$0.28

Diluted earnings per common share	$0.49	$0.57	$0.65	$0.28

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 21.	Segment Reporting

An operating segment is generally defined as a component of a business for which discrete financial information is available and whose results are reviewed by the chief operating decision maker.  The Company has determined that it has one reportable segment, which is the traditional banking segment.  All other segments were considered quantitatively insignificant and grouped in the category “All Others.”  The traditional banking segment consists of the Company and the Bank.  The Bank operates as a federal savings bank providing deposit, loan and other related products to individuals and small businesses, primarily in the communities where the Bank’s offices are located.  The remaining grouping under the heading “All Others” consists of the operations of the subsidiaries under the Bank, which includes real estate abstracting services, insurance and investment services, and ownership of low-income housing tax credit apartment complexes.

Transactions between affiliates, the resulting revenues of which are shown in the intersegment revenue category, are conducted at market prices, meaning prices that would be paid if the companies were not affiliates.

	Year Ended December 31, 2010
	Traditional
	Banking	All Others	Total

Interest income	$22,208,615	$-	$22,208,615

Interest expense	7,634,844	111,370	7,746,214
Net interest income (loss)	14,573,771	(111,370)	14,462,401

Provision for loan losses	4,091,000	-	4,091,000

Net interest income (loss) after
provision for loan losses	10,482,771	(111,370)	10,371,401

Noninterest income	6,059,783	1,683,194	7,742,977
Securities gains, net	7,652	-	7,652
Noninterest expense	14,309,293	1,629,912	15,939,205

Income (loss) before income taxes	2,240,913	(58,088)	2,182,825

Provision for income taxes	468,800	8,700	477,500

Net income (loss)	$1,772,113	$(66,788)	$1,705,325

Intersegment revenue (expense)	$687,592	$(687,592)	$-

Total assets	448,725,812	3,537,854	452,263,666

Total deposits	349,832,904	-	349,832,904

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

	Year Ended December 31, 2009
	Traditional
	Banking	All Others	Total

Interest income	$24,898,685	$-	$24,898,685

Interest expense	10,221,566	115,962	10,337,528
Net interest income (loss)	14,677,119	(115,962)	14,561,157

Provision for loan losses	2,450,000	-	2,450,000

Net interest income (loss) after
provision for loan losses	12,227,119	(115,962)	12,111,157

Noninterest income	6,203,002	2,095,584	8,298,586
Securities gain (losses), net	339,217	-	339,217
Noninterest expense	14,146,599	1,888,445	16,035,044

Income before income taxes	4,622,739	91,177	4,713,916

Provision for income taxes	1,442,400	82,300	1,524,700

Net income	$3,180,339	$8,877	$3,189,216

Intersegment revenue (expense)	$841,117	$(841,117)	$-

Total assets	451,294,495	3,716,464	455,010,959

Total deposits	334,813,060	-	334,813,060

Note 22.	Subsequent Events

Subsequent events have been evaluated through the date financial statements are filed with the Securities and Exchange Commission.  Through that date, there were no events requiring disclosure.

First Federal Savings Bank
OF IOWA

www.firstfederaliowa.com

Fort Dodge 825 Central 515-576-7531	Fort Dodge 201 So. 25th St. 515-576-3177	Nevada 404 Lincoln Hwy. 515-382-5408	Ames 316 So. Duff 515-232-4304	Perry 1111 – 141st St. 515-465-3187

Ankeny 2110 SE Delaware 515-963-4488	Clive 13150 Hickman Road 515-440-6300	Burlington 1010 No. Roosevelt 319-754-6521	Burlington 321 No. Third St. 319-754-7517	Mt. Pleasant 102 So. Main 319-385-8000	West Des Moines 120 So. 68th St. 515-226-0800